FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

CWABS, Inc.	**0001021913**
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, December 23, 2005 Series 2005-BC5	**333-125164**

Name of Person Filing the Document
(If Other than the Registrant)


05075860


SEC MAIL
RECEIVED
PROCESSING
DEC 28 2005
WASH. D.C.
213
SECTION

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

CWABS, INC.



By: ______________________

Name: Ruben Avilez

Title: Vice President

Dated: December 23, 2005

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

ABS New Transaction

Computational Materials

$921,500,000
(Approximate)

CWABS, Inc.

Depositor

ASSET-BACKED CERTIFICATES, SERIES 2005-BC5



Countrywide[SM]

HOME LOANS

Seller and Master Servicer

The attached tables and other statistical analyses (the "***Computational Materials***") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Countrywide Securities Corporation ("***Countrywide Securities***") and not by the issuer of the securities or any of its affiliates (other than Countrywide Securities). The issuer of these securities has not prepared or taken part in the preparation of these materials. The information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

The issuer has filed a registration statement (including a prospectus with the Securities and Exchange Commission ("***SEC***") for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and the offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.

Numerous assumptions were used in preparing the Computational Materials, which may or may not be stated therein. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Without limiting the foregoing, the collateral information, if any, set forth in these Computational Materials, including without limitation any collateral tables which may follow, is based only on a statistical pool of Mortgage Loans, (i) a majority of which are expected to be included (along with additional Mortgage Loans) in, and (ii) a portion of which are expected to be deleted from, the pool of Mortgage Loans delivered to the Trust on the Closing Date. Any statistical pool described herein may not necessarily represent a statistically relevant population, notwithstanding any contrary references herein. Although Countrywide Securities believes the information with respect to any statistical pool will be representative of the final pool of Mortgage Loans, the collateral characteristics of the final pool may nonetheless vary from the collateral characteristics of any such statistical pool.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting your Countrywide Securities account representative.

Please be advised that mortgage-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Term Sheet *Date: December 1, 2005*

$921,500,000 (Approximate)
CWABS Asset-Backed Certificates, Series 2005-BC5

Class [1]	Principal Balance [2]	WAL Call/Mat [3]	Payment Window (Mos) Call/Mat [3]	Expected Ratings (S&P/Moody's) [8]	Last Scheduled Distribution Date	Certificate Type
1-A[4]	$ 279,136,000		Not Offered Herein	[AAA/Aaa]		Floating Rate Senior
2-A-1[5]	$ 246,227,000		Not Offered Herein	[AAA/Aaa]		Floating Rate Super Senior
2-A-2[5]	$ 27,358,000		Not Offered Herein	[AAA/Aaa][9]		Floating Rate Senior Mezzanine
3-A-1[6]	$ 104,881,000	0.92 / 0.92	1 - 22 / 1 - 22	[AAA/Aaa]	Oct 2027	Floating Rate Senior
3-A-2[6]	$ 74,603,000	3.00 / 3.00	22 - 70 / 22 - 70	[AAA/Aaa]	Aug 2034	Floating Rate Senior
3-A-3[6]	$ 21,145,000	6.75 / 8.80	70 - 83 / 70 - 195	[AAA/Aaa]	Jan 2036	Floating Rate Senior
M-1[7]	$ 34,200,000	4.93 / 5.46	45 - 83 / 45 - 162	[AA+/Aa1]	Dec 2035	Floating Rate Mezzanine
M-2[7]	$ 30,400,000	4.81 / 5.33	43 - 83 / 43 - 154	[AA/Aa2]	Dec 2035	Floating Rate Mezzanine
M-3[7]	$ 19,475,000	4.75 / 5.25	41 - 83 / 41 - 147	[AA-/Aa3]	Dec 2035	Floating Rate Mezzanine
M-4[7]	$ 17,100,000	4.72 / 5.19	40 - 83 / 40 - 141	[A+/A1]	Nov 2035	Floating Rate Mezzanine
M-5[7]	$ 15,675,000	4.69 / 5.14	40 - 83 / 40 - 135	[A/A2]	Nov 2035	Floating Rate Mezzanine
M-6[7]	$ 15,200,000	4.66 / 5.08	39 - 83 / 39 - 128	[A-/A3]	Oct 2035	Floating Rate Mezzanine
M-7[7]	$ 12,825,000	4.65 / 5.02	38 - 83 / 38 - 120	[BBB+/Baa1]	Sep 2035	Floating Rate Mezzanine
M-8[7]	$ 11,400,000	4.63 / 4.93	38 - 83 / 38 - 112	[BBB/Baa2]	Aug 2035	Floating Rate Mezzanine
B[7]	$ 11,875,000	4.63 / 4.82	37 - 83 / 37 - 103	[BBB-/Baa3]	Jul 2035	Floating Rate Subordinate
Total:	**$921,500,000**					

(1) The margins on the Senior Certificates will double and the respective margins on the Subordinate Certificates will be equal to 1.5x the related original margin after the Clean-up Call date.
(2) The principal balance of each Class of Certificates is subject to a 10% variance.
(3) See "Pricing Prepayment Speed" below.
(4) The Class 1-A Certificates are backed primarily by the cashflows from the Group 1 Mortgage Loans. Under certain conditions referred to under "Priority of Distributions," cashflows from one loan group may be used to make certain payments to the Certificate(s) related to the other loan group(s).
*(5) The Class 2-A-1 and Class 2-A-2 Certificates (collectively the "**Class 2-A Certificates**") are backed primarily by the cashflows from the Group 2 Mortgage Loans. Under certain conditions referred to under "Priority of Distributions," cashflows from one loan group may be used to make certain payments to the Certificate(s) related to the other loan group(s).*
*(6) The Class 3-A-1, Class 3-A-2 and Class 3-A-3 Certificates (collectively the "**Class 3-A Certificates**") are backed primarily by the cashflows from the Group 3 Mortgage Loans. Under certain conditions referred to under "Priority of Distributions," cashflows from one loan group may be used to make certain payments to the Certificate(s) related to the other loan group(s).*
*(7) The Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8 and Class B Certificates (collectively, the "**Subordinate Certificates**") are backed by the cashflows from the Group 1, Group 2 and Group 3 Mortgage Loans.*
(8) Rating Agency Contacts: Frank Bruzese, Standard & Poors, 212.438.1809; Karen Ramallo, Moody's Ratings, 212-553-0370.
(9) The ratings assigned to the Class 2-A-2 Certificates are without regard to the Class 2-A-2 Certificate Insurance Policy.

Trust: Asset-Backed Certificates, Series 2005-BC5.

Depositor: CWABS, Inc.

Seller: Countrywide Home Loans, Inc (***"Countrywide"***).

Master Servicer: Countrywide Home Loans Servicing LP.

Underwriters: Countrywide Securities Corporation (Lead Manager) and Greenwich Capital Markets, Inc. (Co-Manager).

Trustee: The Bank of New York, a New York banking corporation.

Class 2-A-2 Insurance Policy: The certificate insurance policy issued by Class 2-A-2 Insurer for the benefit of the holders of the Class 2-A-2 Certificates.

Class 2-A-2 Insurer:	[TBD].
Offered Certificates:	The (i) Class 1-A (which is not offered herein), Class 2-A (which is not offered herein) and Class 3-A Certificates (collectively, the "***Senior Certificates***") and (ii) the Subordinate Certificates. The Senior Certificates and the Subordinate Certificates are collectively referred to herein as the "***Offered Certificates***."
Non-Offered Certificates:	The "***Non-Offered Certificates***" consist of the Class C, Class P and Class A-R Certificates. The Offered Certificates and Non-Offered Certificates are collectively referred to herein as the "***Certificates***."
Federal Tax Status:	It is anticipated that the Offered Certificates will represent ownership of REMIC regular interests for tax purposes.
Registration:	The Offered Certificates will be available in book-entry form through DTC, Clearstream, Luxembourg and the Euroclear System.
Statistical Pool Calculation Date:	Scheduled balances as of December 1, 2005.
Cut-off Date:	As to any Mortgage Loan delivered on the closing date, the later of December 1, 2005 and the origination date of such Mortgage Loan.
Expected Pricing Date:	December [5], 2005.
Expected Closing Date:	December [28], 2005.
Expected Settlement Date:	December [28], 2005.
Distribution Date:	The 25th day of each month (or, if not a business day, the next succeeding business day), commencing in January 2006.
Accrued Interest:	The price to be paid by investors for the Offered Certificates will not include accrued interest (i.e., settling flat).
Interest Accrual Period:	The "***Interest Accrual Period***" for each Distribution Date with respect to the Offered Certificates will be the period beginning with the previous Distribution Date (or, in the case of the first Distribution Date, the Closing Date) and ending on the day prior to such Distribution Date (on an actual/360 day basis).
ERISA Eligibility:	The Offered Certificates are expected to be eligible for purchase by employee benefit plans and similar plans and arrangements that are subject to Title I of ERISA or Section 4975 of the Internal Revenue Code of 1986, as amended, that qualify under an investor based prohibited transaction class exemption, as described in the prospectus.
SMMEA Eligibility:	The Class 1-A, Class 2-A, Class 3-A, Class [M-1, Class M-2 and Class M-3] Certificates will constitute "mortgage related securities" for the purposes of SMMEA. The remaining Offered Certificates will not constitute "mortgage related securities" for purposes of SMMEA.
Optional Termination:	The "***Clean-up Call***" may be exercised once the aggregate principal balance of the Mortgage Loans is less than or equal to 10% of the sum of the original Pre-Funded Amount and the aggregate principal balance of the Closing Date Pool as of the Cut-off Date.
Pricing Prepayment Speed:	The Offered Certificates will be priced based on the following collateral prepayment assumptions:

Fixed Rate Mortgage Loans
100% PPC, which assumes 22% HEP (i.e., prepayments start at 2.2% CPR in month one, and increase by 2.2% CPR each month to 22% CPR in month ten, and remain at 22% CPR thereafter).

Adjustable Rate Mortgage Loans
100% PPC, which assumes 6% CPR in month 1, an additional 1/11th of 22% CPR for each month thereafter, building to 28% CPR in month 12 and remaining constant at 28% CPR until month 33, increasing to and remaining constant at 50% CPR from month 34 until month 38, decreasing 1/4th of 20% CPR for each month thereafter, decreasing to 30% CPR in Month 42 and remaining constant at 30% CPR from month 43 and thereafter; provided, however, the prepayment rate will not exceed 85% CPR per annum in any period for any percentage of PPC.

Mortgage Loans:

The collateral tables included in these Computational Materials as Appendix A represent a statistical pool of Mortgage Loans with scheduled balances as of the Statistical Pool Calculation Date (the ***"Statistical Pool"***). It is expected that (a) additional mortgage loans will be included in the Trust on the Closing Date and (b) certain Mortgage Loans may be prepaid or otherwise deleted from the pool of Mortgage Loans delivered to the Trust on the Closing Date (the ***"Mortgage Pool"***). The characteristics of the Mortgage Pool will vary from the characteristics of the Statistical Pool described herein, although any such difference is not expected to be material. See the attached collateral descriptions for additional information.

As of the Statistical Pool Calculation Date, the aggregate principal balance of the Mortgage Loans was approximately $1,016,644,511 (the ***"Mortgage Loans"***) of which: (i) approximately $377,999,295 were conforming balance Mortgage Loans made to borrowers with credit-blemished histories (the "***Group 1 Mortgage Loans***") (ii) approximately $371,103,891 were conforming balance Mortgage Loans made to borrowers with credit-blemished histories (the ***"Group 2 Mortgage Loans"***) and (iii) approximately $267,541,324 were nonconforming balance Mortgage Loans made to borrowers with credit-blemished histories (the ***"Group 3 Mortgage Loans"***).

Pre-Funded Amount:

A deposit of not more than $[230,375,000] (the ***"Pre-Funded Amount"***) will be made to a pre-funding account (the ***"Pre-Funding Account"***) on the Closing Date. From the Closing Date through February 28, 2006 (the ***"Funding Period"***), the Pre-Funded Amount will be used to purchase subsequent mortgage loans (the ***"Subsequent Mortgage Loans"***), which will be included in the Trust to create a final pool of Mortgage Loans (the ***"Final Pool"***). The characteristics of the Final Pool will vary from the characteristics of the Closing Date Pool, although any such difference is not expected to be material. It is expected that, after giving effect to the purchase of Subsequent Mortgage Loans during the Funding Period, the Final Pool of Mortgage Loans will be comprised of approximately $[352,000,000] of mortgage loans with conforming balances (the "***Group 1 Mortgage Loans***"), approximately $[345,000,000] of mortgage loans with conforming balances (the "***Group 2 Mortgage Loans***") and approximately $[253,000,000] of mortgage loans (the "***Group 3 Mortgage Loans***"). Any portion of the Pre-Funded Amount remaining on the last day of the Funding Period will be distributed as principal on the applicable Senior Certificates on the immediately following Distribution Date.

Pass-Through Rate:

The Pass-Through Rate for each class of Offered Certificates will be equal to the lesser of (a) one-month LIBOR plus the related margin for such class, and (b) the related Net Rate Cap.

Adjusted Net Mortgage Rate:

The *"**Adjusted Net Mortgage Rate**"* for each Mortgage Loan is equal to the gross mortgage rate of the Mortgage Loan less the sum of (a) the servicing fee rate, (b) the premium for any lender-paid mortgage insurance for that loan and (c) the trustee fee rate (such sum, the "***Expense Fee Rate***").

Net Rate Cap: The "***Net Rate Cap***" is generally equal to the following (subject to certain exceptions described in the prospectus supplement):

1-A	The weighted average Adjusted Net Mortgage Rate of the Group 1 Mortgage Loans (adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis) minus the percentage equivalent of a fraction, the numerator of which is (x) the product of (a) the Net Swap Payment (multiplied by 360 divided by the actual number of days in the related accrual period) or Swap Termination Payment (other than a Swap Termination Payment due to a Swap Provider Trigger Event) owed by the trust and (b) a fraction, the numerator of which is the net interest funds for Loan Group 1 and the denominator of which is the net interest funds for Loan Group 1, Loan Group 2 and Loan Group 3 and the denominator of which is (y) the aggregate Stated Principal Balance of the Group 1 Mortgage Loans plus any amounts on deposit in the Pre-Funding Account in respect of Loan Group 1.
2-A-1	The weighted average Adjusted Net Mortgage Rate of the Group 2 Mortgage Loans (adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis) minus the percentage equivalent of a fraction, the numerator of which is (x) the product of (a) the Net Swap Payment (multiplied by 360 divided by the actual number of days in the related accrual period) or Swap Termination Payment (other than a Swap Termination Payment owed by the trust and (b) a fraction, the numerator of which is the net interest funds for Loan Group 2 and the denominator of which is the net interest funds for Loan Group 1, Loan Group 2 and Loan Group 3 and the denominator of which is (y) the aggregate Stated Principal Balance of the Group 2 Mortgage Loans plus any amounts on deposit in the Pre-Funding Account in respect of Loan Group 2.
2-A-2	The Net Rate Cap for the Class 2-A-1 Certificates minus the Class 2-A-2 Insurance Policy premium rate.
3-A	The weighted average Adjusted Net Mortgage Rate of the Group 3 Mortgage Loans (adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis) minus the percentage equivalent of a fraction, the numerator of which is (x) the product of (a) the Net Swap Payment (multiplied by 360 divided by the actual number of days in the related accrual period) or Swap Termination Payment (other than a Swap Termination Payment owed by the trust and (b) a fraction, the numerator of which is the net interest funds for Loan Group 3 and the denominator of which is the net interest funds for Loan Group 1, Loan Group 2 and Loan Group 3 and the denominator of which is (y) the aggregate Stated Principal Balance of the Group 3 Mortgage Loans plus any amounts on deposit in the Pre-Funding Account in respect of Loan Group 3.
Subordinate	The weighted average of the Net Rate Cap for the Class 1-A Certificates, the Net Rate Cap for the Class 2-A-1 Certificates and the Net Rate Cap for the Class 3-A Certificates, weighted on the basis of (x) the excess of the principal balance of the Mortgage Loans plus any amounts on deposit in the Pre-Funding Account over (y) the principal balance of the Senior Certificates.

Net Rate Carryover: For any Class of Offered Certificates and any Distribution Date, the *"**Net Rate Carryover**"* will equal the sum of (a) the excess of (i) the amount of interest that would have accrued thereon if the applicable Pass-Through Rate had not been limited by the related Net Rate Cap over (ii) the amount of interest accrued based on the related Net Rate Cap, and (b) the aggregate of any unpaid Net Rate Carryover from previous Distribution Dates together with accrued interest thereon at the related Pass-Through Rate (without giving effect to the related Net Rate Cap). Net Rate Carryover will be paid to the extent available from any remaining Excess Cashflow as described under the heading "Certificates Priority of Distributions" below.

Credit Enhancement: The Trust will include the following credit enhancement mechanisms, each of which is intended to provide credit support for some or all of the Offered Certificates, as the case may be:

1) Subordination
2) Overcollateralization
3) Excess Cashflow
4) Swap Payments (if any)

Class	S&P/ Moody's	Initial Subordination (1)	Target Subordination at Stepdown
1-A	[AAA/Aaa]	20.70%	41.40%
2-A	[AAA/Aaa]	20.70%	41.40%
3-A	[AAA/Aaa]	20.70%	41.40%
M-1	[AA+/Aa1]	17.10%	34.20%
M-2	[AA/Aa2]	13.90%	27.80%
M-3	[AA-/Aa3]	11.85%	23.70%
M-4	[A+/A1]	10.05%	20.10%
M-5	[A/A2]	8.40%	16.80%
M-6	[A-/A3]	6.80%	13.60%
M-7	[BBB+/Baa1]	5.45%	10.90%
M-8	[BBB/Baa2]	4.25%	8.50%
B	[BBB-/Baa3]	3.00%	6.00%

(1) Initial Overcollateralization at closing is [3.00]%. Does not include any credit for Excess Interest.

5) For the Class 2-A-2 Certificates only, a Class 2-A-2 Certificate Insurance Policy will be issued by the Class 2-A-2 Insurer. The Class 2-A-2 Certificate Insurance Policy will guarantee that (i) required payments of interest on the Class 2-A-2 Certificates are distributed on time, and (ii) the ultimate payment of the principal balance of the Class 2-A-2 Certificates is made. The Class 2-A-2 Certificate Insurance Policy will not cover any Net Rate Carryover, any prepayment interest shortfall amounts or any interest shortfalls resulting from the application of the Servicemembers Civil Relief Act.

Subordination:

The Subordinate Certificates will be subordinate to, and provide credit support for, the Senior Certificates. Among the Subordinate Certificates, each Subordinate Certificate will rank in priority from highest to lowest in the following order: Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8 and Class B Certificates, with each subsequent class providing credit support for the prior class or classes. In addition, the Class 2-A-2 Certificates will be subordinate to, and provide additional credit support to the Class 2-A-1 Certificates.

Swap Contract:

On the Closing Date, Countrywide will enter into and then assign to the Trust a Swap Contract with notional amount as shown in an appendix hereto. Under the Swap Contract, the Trust will be obligated to pay an amount from collections on the Group 1, Group 2 and Group 3 Mortgage Loans, equal to [4.87]% per annum on the lesser of (a) notional amount as set forth in the Swap Contract to the swap provider (on a 30/360 basis) and (b) the aggregate certificate principal balance of the Senior and Subordinate Certificates, and the Trust will be entitled to receive an amount equal to one-month LIBOR on the lesser of (a) notional amount as set forth in the Swap Contract from the swap provider (on an actual/360 basis) and (b) the aggregate certificate principal balance of the Senior and Subordinate Certificates, until the Swap Contract is terminated. Only the net amount of the two obligations will be paid by the appropriate party (the "Net Swap Payment") on each Distribution Date. Generally, any Net Swap Payment due to the swap provider on any Distribution Date will be paid prior to distributions to the Certificateholders. Generally, the Net Swap Payment will be deposited into a swap account (the "Swap Account") by the swap administrator pursuant to the Pooling and Servicing Agreement and a swap administration agreement, and amounts on deposit in the Swap Account will be distributed in accordance with the terms set forth in the Pooling and Servicing Agreement. Upon early termination of the Swap Contract, the Trust or the swap provider may be obligated to make a termination payment (the ''Swap Termination Payment'') to the other party (regardless of which party caused the termination). The Swap Termination Payment will be computed in accordance with the procedures set forth in the Swap Contract and will be paid on the related Distribution Date and on any subsequent Distribution Date until paid in full. In the event that the Trust is required to make a Swap Termination Payment, payments, generally, will be paid prior to distributions to Certificateholders.

Overcollateralization: On the Closing Date, the principal balance of the Mortgage Loans and amounts in the Pre-Funding Account will exceed the principal balance of the Certificates, resulting in Overcollateralization equal to the Initial Overcollateralization Target (as defined below). Any realized losses on the Mortgage Loans will be covered first by Excess Cashflow and then by Overcollateralization. In the event that the Overcollateralization is so reduced, Excess Cashflow will be directed to pay principal on the Certificates, resulting in the limited acceleration of the Certificates relative to the amortization of the Mortgage Loans, until the Overcollateralization is restored to the Overcollateralization Target. Upon this event, the acceleration feature will cease, unless the amount of Overcollateralization is reduced below the Overcollateralization Target by realized losses.

Overcollateralization Target: Prior to the Stepdown Date or if a Trigger Event (as described below) is in effect, 3.00% of the sum of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date and the Pre-Funded Amount (the ***"Overcollateralization Target"***). The initial amount of Overcollateralization will be approximately 3.00% (the "***Initial Overcollateralization Target***").

On or after the Stepdown Date, the Overcollateralization Target will be equal to 6.00% of the aggregate principal balance of the Mortgage Loans for the related Distribution Date, subject to a floor of 0.50% (the "***O/C Floor***") of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date and the original Pre-Funded Amount; provided, however, that if a Trigger Event (as described herein) is in effect on the related Distribution Date, the Overcollateralization Target will be equal to the Overcollateralization Target on the prior Distribution Date.

Excess Cashflow: ***"Excess Cashflow"*** for any Distribution Date will be equal to the available funds remaining after interest and principal distributions as described under "Certificates Priority of Distributions."

Trigger Event: A ***"Trigger Event"*** will be in effect on a Distribution Date on or after the Stepdown Date if either (or both) a Delinquency Trigger or a Cumulative Loss Trigger is in effect on such Distribution Date.

Delinquency Trigger: With respect to the Certificates, a ***"Delinquency Trigger"*** will occur if the three month rolling average 60+ day delinquency percentage (including bankruptcy, foreclosure, and REO) for the outstanding Mortgage Loans equals or exceeds [TBD]% of the Senior Enhancement Percentage. As used above, the "***Senior Enhancement Percentage***" with respect to any Distribution Date is the percentage equivalent of a fraction, the numerator of which is equal to: (a) the excess of (i) the aggregate current principal balance of the Mortgage Loans for the preceding Distribution Date, over (ii) the aggregate certificate principal balance of the most senior class or classes of Certificates as of the preceding master servicer advance date, and the denominator of which is equal to (b) the aggregate current principal balance of the Mortgage Loans for the preceding Distribution Date.

Cumulative Loss Trigger: A ***"Cumulative Loss Trigger"*** will be in effect on a Distribution Date on or after the Stepdown Date if the aggregate amount of realized losses on the Mortgage Loans exceeds the applicable percentage of the sum of the principal balance of the Mortgage Loans as of the Cut-off Date and the Pre-Funded Amount, as set forth below:

Period *(month)*	Percentage
25 – 36	[1.25]% with respect to January 2008, plus an additional 1/12th of [1.50]% for each month thereafter
37 – 48	[2.75]% with respect to January 2009, plus an additional 1/12th of [1.55]% for each month thereafter
49 – 60	[4.30]% with respect to January 2010, plus an additional 1/12th of [1.2]% for each month thereafter
61 – 72	[5.50]% with respect to January 2011, plus an additional 1/12th of [0.70]% for each month thereafter
73+	[6.20]%

Stepdown Date:

The earlier to occur of:

(i) the Distribution Date on which the aggregate certificate principal balance of Senior Certificates is reduced to zero; and

(ii) the later to occur of:

a. the Distribution Date in January 2009

b. the first Distribution Date on which the aggregate certificate principal balance of the Senior Certificates is less than or equal to 58.60% of the aggregate principal balance of the Mortgage Loans for such Distribution Date.

Allocation of Losses:

Any realized losses on the Mortgage Loans not covered by Excess Interest or Overcollateralization will be allocated to each class of Subordinate Certificates, in the following order: to the Class B, Class M-8, Class M-7, Class M-6, Class M-5, Class M-4, Class M-3, Class M-2 and Class M-1 Certificates, in that order, in each case until the respective certificate principal balance of such class has been reduced to zero. In addition, if the aggregate certificate principal balance of the Subordinate Certificates is reduced to zero as a result of the allocation of realized losses, then (i) any additional realized losses on the Group 1 Mortgage Loans will be allocated to the Class 1-A Certificates, until the certificate principal balance of such class has been reduced to zero (ii) any additional realized losses on the Group 2 Mortgage Loans will be allocated sequentially, to the Class 2-A-2 and Class 2-A-1 Certificates until their respective certificate principal balance has been reduced to zero and (iii) any additional realized losses on the Group 3 Mortgage Loans will be allocated, pro rata to each class of Class 3-A Certificates, based on the certificate principal balance thereof, in each case until the certificate principal balance of such class has been reduced to zero.

Certificates Priority of Distributions:

Available funds from the Mortgage Loans will be distributed in the following order of priority:

1) From available funds from the Group 1, Group 2 and Group 3 Mortgage Loans, pro rata, based on the interest funds related to such loan group for such Distribution Date, to the Swap Account, any Net Swap Payment and Swap Termination Payment for such Distribution Date (other than any Swap Termination Payment resulting from a swap provider trigger event) owed to the Swap Provider;
2) Interest funds, sequentially, as follows: (a) concurrently, (i) from interest collections related to the Group 1 Mortgage Loans, to the Class 1-A Certificates, current and unpaid interest, (ii) from interest collections related to the Group 2 Mortgage Loans, concurrently, to pay the fees for the Class 2-A-2 Certificate Insurance Policy and to each class of Class 2-A Certificates, current and unpaid interest, pro rata based on their entitlements, and (iii) from interest collections related to the Group 3 Mortgage Loans, to each class of Class 3-A Certificates, current and unpaid interest, pro rata based on their entitlements, then (b) to the Class 2-A-2 Insurer any reimbursement amounts, then (c) current interest, sequentially, from interest collections related to Group 1, Group 2 and Group 3 Mortgage Loans to the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8 and Class B Certificates, in that order;
3) Principal funds, sequentially, as follows: (a) concurrently, (i) from principal collections related to the Group 1 Mortgage Loans, to pay the Class 1-A Certificates, (ii) from principal collections related to the Group 2 Mortgage Loans, to pay any remaining fees and reimbursements for the Class 2-A-2 Certificate Insurance Policy not covered by interest funds and to pay the Class 2-A Certificates (as described below under "Principal Paydown" and "Class 2-A Principal Distributions" below, (iii) from principal collections related to the Group 3 Mortgage Loans, to pay the Class 3-A Certificates (as described below under "Principal Paydown" and "Class 3-A Principal Distributions" below), then (b) from any remaining principal funds related to all of the Mortgage Loans, sequentially, to the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8 and Class B Certificates, in that order;
4) Excess Cashflow to the Senior Certificates and Subordinate Certificates to restore or maintain Overcollateralization, as described under "Overcollateralization Target;
5) To pay any unpaid realized losses on each class of Class A Certificates, pro rata;

6) Any remaining Excess Cashflow to pay any unpaid interest and then to pay any unpaid realized loss amounts sequentially to the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8 and Class B Certificates, in that order;
7) Any remaining Excess Cashflow to pay Net Rate Carryover for each class of Senior Certificates and Subordinate Certificates, payable on a pro rata basis, first based on the certificate principal balances thereof and second based on any remaining unpaid Net Rate Carryover; and
8) To the Non-Offered Certificates, any remaining amount as described in the pooling and servicing agreement.

Principal Paydown:

Prior to the Stepdown Date or if a Trigger Event is in effect on any Distribution Date, (i) 100% of the available principal funds from Loan Group 1 will be paid to the Class 1-A Certificates, (ii) 100% of the principal funds from Loan Group 2 will used to pay any remaining fees and reimbursements for the Class 2-A-2 Certificate Insurance Policy not covered by interest funds and to pay the Class 2-A Certificates as described below under "Class 2-A Principal Distributions", (iii) 100% of the principal funds from Loan Group 3 will be paid to the Class 3-A Certificates as described below under "Class 3-A Principal Distributions"; provided, however, that (x) if either (a) the Class 1-A Certificates, (b) all of the Class 2-A Certificates (c) or Class 3-A Certificates have been retired, then 100% of the principal collections from the Loan Group related to such retired classes of Senior Certificates will be paid to the remaining Senior Certificates as described in the prospectus, and (y) if all of the Senior Certificates have been retired, such amounts will be applied sequentially in the following order of priority: to the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8 and Class B Certificates.

On any Distribution Date on or after the Stepdown Date, and if a Trigger Event is not in effect on such Distribution Date, each of the Class 1-A, Class 2-A, Class 3-A and Subordinate Certificates will be entitled to receive payments of principal in the following order of priority: (i) first, concurrently, (a) from principal collections relating to the Group 1 Mortgage Loans, to the Class 1-A Certificates and (b) from principal collections related to the Group 2 Mortgage Loans, to pay any remaining fees and reimbursements for the Class 2-A-2 Certificate Insurance Policy not covered by interest funds and to pay the Class 2-A Certificates (as described under "Class 2-A Principal Distributions"), (c) from principal collections related to the Group 3 Mortgage Loans, to the Class 3-A Certificates (as described under "Class 3-A Principal Distributions"), in each case, such that the Senior Certificates in the aggregate will have 41.40% subordination, (ii) second, from remaining principal collections relating to the all of the Mortgage Loans, to the Class M-1 Certificates such that the Class M-1 Certificates will have 34.20% subordination, (iii) third, from remaining principal collections relating to all of the Mortgage Loans, to the Class M-2 Certificates such that the Class M-2 Certificates will have 27.80% subordination, (iv) fourth, from remaining principal collections relating to all of the Mortgage Loans, to the Class M-3 Certificates such that the Class M-3 Certificates will have 23.70% subordination, (v) fifth, from remaining principal collections relating to all of the Mortgage Loans, to the Class M-4 Certificates such that the Class M-4 Certificates will have 20.10% subordination, (vi) sixth, from remaining principal collections relating to all of the Mortgage Loans, to the Class M-5 Certificates such that the Class M-5 Certificates will have 16.80% subordination, (vii) seventh, from remaining principal collections relating to all of the Mortgage Loans, to the Class M-6 Certificates such that the Class M-6 Certificates will have 13.60% subordination, (viii) eighth, from remaining principal collections relating to all of the Mortgage Loans, to the Class M-7 Certificates such that the Class M-7 Certificates will have 10.90% subordination (ix) ninth, from remaining principal collections relating to all of the Mortgage Loans, to the Class M-8 Certificates such that the Class M-8 Certificates will have 8.50% subordination, (x) tenth, from remaining principal collections relating to all of the Mortgage Loans, to the Class B Certificates such that the Class B Certificates will have 6.00% subordination; each subject to the O/C Floor.

Class 2-A Principal Distributions:

Principal will be distributed to the 2-A Certificates and to pay any remaining fees and reimbursements for the Class 2-A-2 Certificate Insurance Policy not covered by interest funds, in the following order of priority:

(A) For each Distribution Date prior to the Stepdown Date or on which a Trigger Event is in effect,

1. Concurrently, to (x) the Class 2-A-1 Certificates and (y) the 2-A-2 Certificates and the Class 2-A-2 Insurer, pro rata (based on, with respect to clause (x), the certificate principal balance of the Class 2-A-1 Certificates, and with respect to clause (y), the certificate principal balance of the Class 2-A-2 Certificates):

    (a) to the Class 2-A-1 Certificates, until the certificate principal balance thereof is reduced to zero, and
    (b) sequentially:
        I. to the Class 2-A-2 Insurer, any remaining fee not covered by interest, and
        II. to the Class 2-A-2 Certificates, until the certificate principal balance thereof is reduced to zero,
2. To the Class 2-A-2 Insurer, any remaining reimbursements not covered by interest.

(B) For each Distribution Date on or after the Stepdown Date and so long as a Trigger Event is not in effect, first, concurrently to the Class 2-A Certificates, pro rata, based on the certificate principal balances thereof, until the certificate principal balances thereof are reduced to zero, and second, to pay any remaining fees and reimbursements for the Class 2-A-2 Certificate Insurance Policy not covered by interest funds.

Class 3-A Principal Distributions: Principal distributed to the Class 3-A Certificates will be applied sequentially to the Class 3-A-1, Class 3-A-2 and Class 3-A-3 Certificates, in that order, in each case until the certificate principal balances thereof are reduced to zero.

Swap Account: Funds deposited into the Swap Account on a Distribution Date will include:

(i) the Net Swap Payment owed to the swap provider for such Distribution Date,
(ii) any Net Swap Payment received from the swap provider for such Distribution Date,

On each Distribution Date, following the distribution of any Excess Cashflow, payments will generally be distributed from the Swap Account as follows:

(i) to the swap provider, any Net Swap Payment owed to the swap provider pursuant to the Swap Agreement for such Distribution Date;
(ii) to the swap provider, any Swap Termination Payment owed to the swap provider not due to a swap provider trigger event pursuant to the Swap Agreement;
(iii) to the Senior Certificates, any unpaid interest, pro rata;
(iv) to the Subordinate Certificates, sequentially in the order of their payment priority, any unpaid interest;
(v) to the Senior Certificates and the Subordinate Certificates (as described above under "Certificates Priority of Distributions") any amount necessary to restore or maintain O/C;
(vi) an amount equal to any remaining unpaid Net Rate Carryover with respect to the Senior Certificates and Subordinate Certificates, pro rata, based on the remaining unpaid Net Rate Carryover for each such certificates;
(vii) to the Senior Certificates, pro rata, any remaining unpaid realized loss amounts; and
(viii) to the Subordinate Certificates, sequentially, any remaining unpaid realized loss amounts; and
(ix) to the swap provider, any Swap Termination Payment owed to the Swap Provider specifically due to a Swap Provider trigger event pursuant to the Swap Agreement.

[Discount Margin Tables, Swap Schedule, Available Funds Schedules, and Collateral Tables to Follow]

Discount Margin Tables (1)

Class 3-A-1 (To Call)

Margin 0.09%

Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	9	9	9	9	9
WAL (yr)	1.71	1.21	0.92	0.74	0.62
MDUR (yr)	1.62	1.17	0.89	0.72	0.61
First Prin Pay	Jan06	Jan06	Jan06	Jan06	Jan06
Last Prin Pay	May09	May08	Oct07	Jun07	Mar07

Class 3-A-1 (To Maturity)

Margin 0.09%

Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	9	9	9	9	9
WAL (yr)	1.71	1.21	0.92	0.74	0.62
MDUR (yr)	1.62	1.17	0.89	0.72	0.61
First Prin Pay	Jan06	Jan06	Jan06	Jan06	Jan06
Last Prin Pay	May09	May08	Oct07	Jun07	Mar07

Class 3-A-2 (To Call)

Margin 0.24%

Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	24	24	24	24	24
WAL (yr)	6.47	4.26	3.00	2.16	1.81
MDUR (yr)	5.48	3.81	2.77	2.04	1.72
First Prin Pay	May09	May08	Oct07	Jun07	Mar07
Last Prin Pay	Jan18	Jan14	Oct11	Oct08	Jun08

Class 3-A-2 (To Maturity)

Margin 0.24%

Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	24	24	24	24	24
WAL (yr)	6.47	4.26	3.00	2.16	1.81
MDUR (yr)	5.48	3.81	2.77	2.04	1.72
First Prin Pay	May09	May08	Oct07	Jun07	Mar07
Last Prin Pay	Jan18	Jan14	Oct11	Oct08	Jun08

(1) See definition of Pricing Prepayment Speed above.

Class 3-A-3 (To Call)

Margin 0.33%

Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	33	33	33	33	33
WAL (yr)	13.78	9.28	6.75	4.41	2.63
MDUR (yr)	10.13	7.50	5.76	3.94	2.46
First Prin Pay	Jan18	Jan14	Oct11	Oct08	Jun08
Last Prin Pay	Jan20	Jun15	Nov12	Apr11	Oct08

Class 3-A-3 (To Maturity)

Margin 0.33%

Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	37	38	39	40	33
WAL (yr)	17.09	11.92	8.80	5.99	2.63
MDUR (yr)	11.60	8.98	7.09	5.07	2.46
First Prin Pay	Jan18	Jan14	Oct11	Oct08	Jun08
Last Prin Pay	Sep32	Jan27	Jan22	Aug18	Oct08

Class M-1 (To Call)

Margin 0.45%

Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	45	45	45	45	45
WAL (yr)	9.27	6.16	4.93	5.11	3.85
MDUR (yr)	7.28	5.21	4.34	4.51	3.49
First Prin Pay	May10	Feb09	Sep09	Aug10	Oct08
Last Prin Pay	Jan20	Jun15	Nov12	Apr11	Feb10

Class M-1 (To Maturity)

Margin 0.45%

Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	46	47	47	47	53
WAL (yr)	10.16	6.85	5.46	5.56	6.41
MDUR (yr)	7.68	5.61	4.69	4.83	5.40
First Prin Pay	May10	Feb09	Sep09	Aug10	Oct08
Last Prin Pay	Feb30	Oct23	May19	Jun16	Mar16

Class M-2 (To Call)

Margin	0.47%				
Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	47	47	47	47	47
WAL (yr)	9.27	6.16	4.81	4.59	4.16
MDUR (yr)	7.27	5.21	4.24	4.09	3.75
First Prin Pay	May10	Jan09	Jul09	Jan10	Feb10
Last Prin Pay	Jan20	Jun15	Nov12	Apr11	Feb10

Class M-2 (To Maturity)

Margin	0.47%				
Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	48	49	49	49	51
WAL (yr)	10.14	6.83	5.33	4.99	5.28
MDUR (yr)	7.66	5.59	4.58	4.38	4.62
First Prin Pay	May10	Jan09	Jul09	Jan10	Jun10
Last Prin Pay	Jun29	Feb23	Oct18	Dec15	Dec13

Class M-3 (To Call)

Margin	0.49%				
Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	49	49	49	49	49
WAL (yr)	9.27	6.15	4.75	4.33	4.15
MDUR (yr)	7.27	5.20	4.19	3.88	3.74
First Prin Pay	May10	Jan09	May09	Oct09	Jan10
Last Prin Pay	Jan20	Jun15	Nov12	Apr11	Feb10

Class M-3 (To Maturity)

Margin	0.49%				
Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	50	51	51	51	51
WAL (yr)	10.11	6.80	5.25	4.72	4.56
MDUR (yr)	7.64	5.57	4.51	4.16	4.06
First Prin Pay	May10	Jan09	May09	Oct09	Jan10
Last Prin Pay	Aug28	Apr22	Mar18	Jun15	Jul13

Class M-4 (To Call)

Margin 0.70%

Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	70	70	70	70	70
WAL (yr)	9.27	6.15	4.72	4.19	3.94
MDUR (yr)	7.19	5.16	4.13	3.75	3.55
First Prin Pay	May10	Jan09	Apr09	Aug09	Sep09
Last Prin Pay	Jan20	Jun15	Nov12	Apr11	Feb10

Class M-4 (To Maturity)

Margin 0.70%

Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	72	72	72	72	72
WAL (yr)	10.08	6.77	5.19	4.56	4.25
MDUR (yr)	7.54	5.51	4.44	4.01	3.78
First Prin Pay	May10	Jan09	Apr09	Aug09	Sep09
Last Prin Pay	Dec27	Sep21	Sep17	Jan15	Mar13

Class M-5 (To Call)

Margin 0.75%

Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	75	75	75	75	75
WAL (yr)	9.27	6.15	4.69	4.10	3.75
MDUR (yr)	7.17	5.15	4.10	3.66	3.39
First Prin Pay	May10	Jan09	Apr09	Jun09	Jun09
Last Prin Pay	Jan20	Jun15	Nov12	Apr11	Feb10

Class M-5 (To Maturity)

Margin 0.75%

Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	77	77	77	77	77
WAL (yr)	10.04	6.74	5.14	4.45	4.03
MDUR (yr)	7.51	5.48	4.40	3.91	3.60
First Prin Pay	May10	Jan09	Apr09	Jun09	Jun09
Last Prin Pay	Mar27	Jan21	Mar17	Aug14	Nov12

Class M-6 (To Call)

Margin	0.85%				
Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	85	85	85	85	85
WAL (yr)	9.27	6.15	4.66	4.02	3.60
MDUR (yr)	7.13	5.13	4.07	3.59	3.26
First Prin Pay	May10	Jan09	Mar09	May09	Apr09
Last Prin Pay	Jan20	Jun15	Nov12	Apr11	Feb10

Class M-6 (To Maturity)

Margin	0.85%				
Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	87	87	88	88	87
WAL (yr)	9.99	6.70	5.08	4.34	3.86
MDUR (yr)	7.45	5.44	4.34	3.82	3.46
First Prin Pay	May10	Jan09	Mar09	May09	Apr09
Last Prin Pay	May26	May20	Aug16	Mar14	Jul12

Class M-7 (To Call)

Margin	2.00%				
Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	200	200	200	200	200
WAL (yr)	9.27	6.15	4.65	3.96	3.50
MDUR (yr)	6.73	4.92	3.93	3.44	3.09
First Prin Pay	May10	Jan09	Feb09	Apr09	Mar09
Last Prin Pay	Jan20	Jun15	Nov12	Apr11	Feb10

Class M-7 (To Maturity)

Margin	2.00%				
Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	203	205	205	205	205
WAL (yr)	9.91	6.63	5.02	4.24	3.73
MDUR (yr)	6.97	5.16	4.15	3.63	3.26
First Prin Pay	May10	Jan09	Feb09	Apr09	Mar09
Last Prin Pay	May25	Jul19	Dec15	Sep13	Feb12

Class M-8 (To Call)

Margin 2.00%

Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 97.62577	235	248	260	269	277
WAL (yr)	9.27	6.15	4.63	3.92	3.41
MDUR (yr)	6.67	4.87	3.88	3.38	3.01
First Prin Pay	May10	Jan09	Feb09	Mar09	Jan09
Last Prin Pay	Jan20	Jun15	Nov12	Apr11	Feb10

Class M-8 (To Maturity)

Margin 2.00%

Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 97.62577	237	250	262	270	278
WAL (yr)	9.80	6.55	4.93	4.14	3.60
MDUR (yr)	6.86	5.07	4.06	3.53	3.14
First Prin Pay	May10	Jan09	Feb09	Mar09	Jan09
Last Prin Pay	Apr24	Aug18	Apr15	Feb13	Aug11

Class B (To Call)

Margin 2.00%

Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 94.19854	287	319	350	373	396
WAL (yr)	9.27	6.15	4.63	3.88	3.35
MDUR (yr)	6.57	4.81	3.83	3.32	2.93
First Prin Pay	May10	Jan09	Jan09	Feb09	Dec08
Last Prin Pay	Jan20	Jun15	Nov12	Apr11	Feb10

Class B (To Maturity)

Margin 2.00%

Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 94.19854	288	319	349	371	394
WAL (yr)	9.61	6.40	4.82	4.02	3.47
MDUR (yr)	6.69	4.93	3.94	3.41	3.01
First Prin Pay	May10	Jan09	Jan09	Feb09	Dec08
Last Prin Pay	Dec22	Aug17	Jul14	Jul12	Feb11

Swap Schedule and Strike Rates

Period	Notional Schedule ($)	Strike (%)	Period	Notional Schedule ($)	Strike (%)
1	784,227,375	4.870%	31	253,713,396	4.870%
2	772,975,780	4.870%	32	245,127,920	4.870%
3	760,787,658	4.870%	33	235,692,187	4.870%
4	747,689,630	4.870%	34	226,691,567	4.870%
5	733,711,020	4.870%	35	218,107,046	4.870%
6	718,884,819	4.870%	36	209,920,549	4.870%
7	666,234,553	4.870%	37	202,114,891	4.870%
8	650,984,291	4.870%	38	183,269,501	4.870%
9	635,036,714	4.870%	39	177,115,148	4.870%
10	618,445,018	4.870%	40	171,213,676	4.870%
11	601,255,935	4.870%	41	165,556,644	4.870%
12	583,921,576	4.870%	42	160,135,898	4.870%
13	566,086,525	4.870%	43	154,943,579	4.870%
14	547,920,222	4.870%	44	149,972,116	4.870%
15	529,396,030	4.870%	45	145,197,720	4.870%
16	511,543,487	4.870%	46	140,616,045	4.870%
17	494,344,269	4.870%	47	136,206,949	4.870%
18	477,775,829	4.870%	48	131,964,421	4.870%
19	461,816,421	4.870%	49	127,882,833	4.870%
20	446,445,074	4.870%	50	123,851,113	4.870%
21	421,956,870	4.870%	51	119,976,477	4.870%
22	398,925,874	4.870%	52	116,257,560	4.870%
23	377,263,713	4.870%	53	112,673,886	4.870%
24	356,887,562	4.870%			
25	318,957,578	4.870%			
26	302,292,418	4.870%			
27	291,777,629	4.870%			
28	281,676,472	4.870%			
29	271,974,547	4.870%			
30	262,657,978	4.870%			

Class 3A Available Funds Rate Schedule (1)

Period	Available Funds Rate (%)	Available Funds Rate (%)
	(2)	(3)
1	6.47	15.42
2	6.04	14.12
3	6.33	14.42
4	6.13	14.23
5	6.30	14.40
6	6.25	14.39
7	6.37	14.08
8	6.25	14.00
9	6.26	14.02
10	6.36	14.10
11	6.26	13.98
12	6.34	14.04
13	6.25	13.91
14	6.24	13.84
15	6.54	14.10
16	6.24	13.73
17	6.33	13.77
18	6.23	13.60
19	6.80	14.29
20	7.71	15.36
21	7.82	14.88
22	7.98	14.81
23	7.83	14.46
24	8.00	14.43
25	8.01	14.00
26	8.37	14.45
27	8.83	14.76
28	8.44	14.30
29	8.63	14.48
30	8.42	14.27
31	8.69	14.82
32	8.58	15.30
33	8.64	15.34
34	8.82	15.56
35	8.59	15.33
36	8.79	15.51
37	8.59	15.41
38	8.63	15.35
39	9.33	16.14
40	8.65	15.30
41	8.86	15.50
42	8.63	15.21
43	8.86	15.45
44	8.64	15.21
45	8.63	15.22
46	8.85	15.44

Period	Available Funds Rate (%)	Available Funds Rate (%)
	(2)	(3)
47	8.61	15.15
48	8.84	15.37
49	8.60	15.11
50	8.61	15.09
51	9.30	15.91
52	8.59	15.06
53	8.83	15.28
54	8.59	9.99
55	8.87	10.31
56	8.59	9.97
57	8.58	9.96
58	8.87	10.28
59	8.57	9.94
60	8.85	10.26
61	8.56	9.92
62	8.57	9.90
63	9.48	10.95
64	8.55	9.88
65	8.83	10.20
66	8.53	9.86
67	8.82	10.17
68	8.53	9.83
69	8.53	9.82
70	8.80	10.13
71	8.51	9.79
72	8.79	10.11
73	8.50	9.77
74	8.50	9.76
75	9.08	10.42
76	8.49	9.73
77	8.76	10.05
78	8.47	9.71
79	8.75	10.02
80	8.47	9.68
81	8.46	9.67
82	8.73	9.98
83	8.44	9.65

(1) Subject to those limitations set forth under "Pass-Through Rate" of the attached Computational Materials.

(2) Assumes that 1-Month LIBOR stays at 4.22%, 6-Month LIBOR stays at 4.580%, respectively run to the Forward LIBOR Curve, the collateral is run at the Pricing Prepayment Speed (100%) to call and includes all projected cash proceeds (if any) to and from the Swap Counterparty.

(3) Assumes that 1-Month and 6-Month LIBOR Curve instantaneously increase by 1000 basis points, the collateral is run at the Pricing Prepayment Speed (100%) and includes all projected cash proceeds (if any) to and from the Swap Counterparty.

Group 3

ARM and Fixed $267,541,324

Detailed Report

Summary of Loans in Statistical Calculation Pool

(As of Calculation Date)

		Range
Total Number of Loans	1,008	
Total Outstanding Balance	$267,541,324	
Average Loan Balance	$265,418	$44,742 to $848,148
WA Mortgage Rate	6.962%	4.900% to 10.800%
Net WAC	6.453%	4.391% to 10.291%
ARM Characteristics		
WA Gross Margin	6.276%	3.510% to 9.875%
WA Months to First Roll	21	1 to 57
WA First Periodic Cap	2.793%	1.500% to 5.000%
WA Subsequent Periodic Cap	1.375%	1.000% to 2.000%
WA Lifetime Cap	13.499%	10.900% to 17.250%
WA Lifetime Floor	7.052%	4.750% to 10.550%
WA Original Term (months)	358	120 to 360
WA Remaining Term (months)	352	114 to 358
WA LTV	78.26%	16.85% to 100.00%
Percentage of Pool with CLTV > 100%	0.00%	
WA Effective LTV (Post MI)	78.26%	
WA FICO	621	
WA DTI%	41.79%	
Secured by (% of pool) 1st Liens	100.00%	
2nd Liens	0.00%	
Prepayment Penalty at Loan Orig (% of all loans)	85.97%	

Top 5 States:		Top 5 Prop:		Doc Types:		Purpose Codes		Occ Codes		Grades		Orig PP Term	
CA	42.77%	SFR	76.66%	FULL	60.10%	RCO	54.03%	OO	98.39%	PP	73.82%	0	14.03%
FL	6.88%	PUD	16.90%	STATED	39.60%	PUR	39.68%	INV	1.22%	PR	11.94%	6	0.06%
NY	6.06%	CND	3.89%	NINA	0.31%	RNC	6.29%	2H	0.40%	A-	4.51%	12	5.37%
VA	5.43%	2 FAM	1.44%							B	5.69%	24	44.68%
MD	5.20%	CNDP	0.40%							C	3.37%	36	15.85%
										C-	0.37%	48	0.23%
										D	0.30%	60	19.79%

Group 3

ARM and Fixed $267,541,324

Detailed Report

Program

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
30Y LIB6M	$311,078	2	0.12	$155,539	6.905	355.00	580	87.9
1/29 LIB6M	$1,293,251	3	0.48	$431,084	7.475	356.00	661	78.3
2/28 LIB6M	$66,169,634	209	24.73	$316,601	7.473	354.71	594	80.1
2/28 LIB6M - IO - 120	$252,000	1	0.09	$252,000	6.500	357.00	620	80.0
2/28 LIB6M - IO - 24	$10,334,448	29	3.86	$356,360	6.610	354.24	617	80.6
2/28 LIB6M - IO - 60	$89,056,357	333	33.29	$267,437	6.737	354.79	613	79.9
3/27 LIB6M	$9,476,824	33	3.54	$287,176	7.366	354.72	607	81.1
3/27 LIB6M - IO - 36	$1,912,800	6	0.71	$318,800	7.244	354.00	612	83.3
3/27 LIB6M - IO - 60	$13,823,386	52	5.17	$265,834	7.292	355.43	632	83.0
5/25 LIB6M - IO - 120	$400,000	1	0.15	$400,000	7.000	357.00	787	89.9
5/25 LIB6M - IO - 60	$1,260,891	4	0.47	$315,223	6.975	353.00	639	78.5
10Yr Fixed	$243,894	2	0.09	$121,947	6.320	115.32	656	54.8
15Yr Fixed	$2,167,310	17	0.81	$127,489	6.719	175.11	639	58.8
20Yr Fixed	$1,551,450	10	0.58	$155,145	6.527	235.20	663	73.1
30Yr Fixed	$59,007,904	272	22.06	$216,941	6.680	355.56	655	73.0
15Yr Fixed - IO - 60	$155,200	1	0.06	$155,200	6.820	176.00	635	80.0
30Yr Fixed - IO - 120	$1,564,742	5	0.58	$312,948	6.928	355.18	641	75.2
30Yr Fixed - IO - 60	$6,850,930	24	2.56	$285,455	6.990	355.37	647	72.8
40/30 Fixed Balloon	$1,709,224	4	0.64	$427,306	5.886	354.00	716	78.3
	$267,541,324	**1,008**	**100.00**	**$265,418**	**6.962**	**352.49**	**621**	**78.3**

Original Term

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
ARM 360	$194,290,669	673	72.62	$288,693	7.063	354.77	609	80.4
FIXED 120	$243,894	2	0.09	$121,947	6.320	115.32	656	54.8
FIXED 180	$2,322,510	18	0.87	$129,028	6.726	175.17	639	60.2
FIXED 240	$1,551,450	10	0.58	$155,145	6.527	235.20	663	73.1
FIXED 360	$69,132,800	305	25.84	$226,665	6.697	355.50	655	73.2
	$267,541,324	**1,008**	**100.00**	**$265,418**	**6.962**	**352.49**	**621**	**78.3**

Range of Current Balance

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$25,000.01 - $50,000.00	$141,085	3	0.05	$47,028	7.429	350.53	614	81.5
$50,000.01 - $75,000.00	$1,932,920	30	0.72	$64,431	7.986	327.82	610	71.7
$75,000.01 - $100,000.00	$5,727,102	64	2.14	$89,486	7.371	342.61	613	78.1
$100,000.01 - $150,000.00	$24,350,450	194	9.10	$125,518	7.090	346.90	610	78.6
$150,000.01 - $200,000.00	$26,850,745	153	10.04	$175,495	6.864	349.15	613	77.2
$200,000.01 - $250,000.00	$22,721,222	100	8.49	$227,212	6.752	352.72	619	77.9

Group 3

ARM and Fixed $267,541,324

Detailed Report

Range of Current Balance

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$250,000.01 - $300,000.00	$22,511,482	82	8.41	$274,530	6.652	351.34	624	76.2
$300,000.01 - $350,000.00	$9,096,569	28	3.40	$324,877	6.714	354.63	614	78.5
$350,000.01 - $400,000.00	$57,915,660	153	21.65	$378,534	7.023	353.94	622	79.5
$400,000.01 - $450,000.00	$36,942,666	87	13.81	$424,628	7.162	355.38	631	80.4
$450,000.01 - $500,000.00	$32,397,687	68	12.11	$476,437	7.038	354.98	619	78.2
$500,000.01 - $550,000.00	$10,899,290	21	4.07	$519,014	7.008	354.96	627	77.8
$550,000.01 - $600,000.00	$6,384,436	11	2.39	$580,403	6.577	353.77	616	77.0
$600,000.01 - $650,000.00	$4,444,454	7	1.66	$634,922	6.628	355.30	626	71.7
$650,000.01 - $700,000.00	$1,353,304	2	0.51	$676,652	7.634	355.01	740	85.0
$700,000.01 - $750,000.00	$2,227,234	3	0.83	$742,411	6.208	353.34	597	70.9
$750,000.01 - $800,000.00	$796,869	1	0.30	$796,869	6.130	356.00	802	66.9
$800,000.01 - $850,000.00	$848,148	1	0.32	$848,148	7.640	357.00	664	76.2
	$267,541,324	**1,008**	**100.00**	**$265,418**	**6.962**	**352.49**	**621**	**78.3**

State

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
Alabama	$1,104,804	10	0.41	$110,480	7.819	354.63	628	81.8
Arizona	$11,131,665	53	4.16	$210,031	6.889	355.38	631	78.7
Arkansas	$307,393	2	0.11	$153,696	7.409	355.00	655	69.0
California	$114,435,753	301	42.77	$380,185	6.868	353.92	615	77.8
Colorado	$3,187,908	18	1.19	$177,106	6.856	354.15	604	80.5
Connecticut	$4,020,420	21	1.50	$191,449	6.651	355.27	630	67.7
Delaware	$536,926	3	0.20	$178,975	6.321	324.52	611	81.2
District of Columbia	$418,833	1	0.16	$418,833	8.990	355.00	728	80.0
Florida	$18,418,343	77	6.88	$239,199	7.055	351.86	646	80.2
Georgia	$3,788,173	29	1.42	$130,627	7.137	341.46	596	82.7
Idaho	$183,896	2	0.07	$91,948	7.958	354.59	617	80.0
Illinois	$6,924,684	22	2.59	$314,758	7.068	354.72	630	79.3
Indiana	$1,766,173	10	0.66	$176,617	7.644	354.79	596	84.8
Iowa	$89,756	1	0.03	$89,756	7.990	355.00	619	90.0
Kansas	$604,366	4	0.23	$151,091	8.763	355.21	551	90.0
Kentucky	$931,293	7	0.35	$133,042	7.058	330.41	629	68.4
Louisiana	$239,200	1	0.09	$239,200	6.830	355.00	618	80.0
Maryland	$13,917,737	58	5.20	$239,961	7.060	352.82	615	76.4
Massachusetts	$2,451,178	10	0.92	$245,118	6.802	355.15	612	75.2
Michigan	$3,670,435	27	1.37	$135,942	7.713	355.10	619	83.0
Minnesota	$2,769,490	11	1.04	$251,772	7.107	353.08	653	82.1
Mississippi	$433,963	2	0.16	$216,982	7.115	326.46	528	82.0
Missouri	$1,522,974	13	0.57	$117,152	7.966	343.96	610	82.4
Nebraska	$100,452	1	0.04	$100,452	6.240	354.00	628	80.0
Nevada	$7,783,359	28	2.91	$277,977	7.211	355.60	624	80.8

Group 3

ARM and Fixed $267,541,324

Detailed Report

State

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
New Hampshire	$797,507	4	0.30	$199,377	7.056	321.11	623	80.4
New Jersey	$6,697,761	23	2.50	$291,207	7.223	346.43	604	77.9
New Mexico	$75,255	1	0.03	$75,255	8.140	354.00	691	90.0
New York	$16,200,328	49	6.06	$330,619	6.665	352.65	648	73.6
North Carolina	$1,989,720	14	0.74	$142,123	7.355	355.23	628	85.0
Ohio	$5,063,313	28	1.89	$180,833	7.124	352.21	609	81.9
Oklahoma	$72,326	1	0.03	$72,326	7.790	354.00	582	85.0
Oregon	$1,462,293	9	0.55	$162,477	6.793	335.06	604	80.0
Pennsylvania	$4,212,503	24	1.57	$175,521	7.046	345.88	624	78.4
Rhode Island	$2,279,865	9	0.85	$253,318	7.177	343.95	655	76.4
South Carolina	$1,691,640	9	0.63	$187,960	7.248	346.56	600	76.1
South Dakota	$54,154	1	0.02	$54,154	7.500	175.00	592	53.7
Tennessee	$3,565,098	23	1.33	$155,004	7.053	346.58	627	80.6
Texas	$1,218,628	8	0.46	$152,329	7.227	355.10	661	77.5
Utah	$621,460	4	0.23	$155,365	6.758	354.82	620	79.8
Virginia	$14,540,736	52	5.43	$279,630	6.915	351.71	629	79.2
Washington	$5,322,562	28	1.99	$190,092	6.649	353.42	588	79.4
West Virginia	$157,609	2	0.06	$78,804	7.761	352.87	627	70.9
Wisconsin	$574,591	5	0.21	$114,918	7.143	354.81	608	82.8
Wyoming	$204,800	2	0.08	$102,400	6.622	354.00	612	80.0
	$267,541,324	**1,008**	**100.00**	**$265,418**	**6.962**	**352.49**	**621**	**78.3**

Loan-to-Value Ratios

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
<= 50.00	$6,615,717	28	2.47	$236,276	6.815	335.21	617	43.2
50.01 - 55.00	$2,355,468	13	0.88	$181,190	6.740	342.73	649	52.6
55.01 - 60.00	$7,506,774	32	2.81	$234,587	6.523	338.28	613	57.9
60.01 - 65.00	$9,951,501	37	3.72	$268,959	6.896	342.90	597	62.8
65.01 - 70.00	$23,265,236	72	8.70	$323,128	6.765	355.53	628	68.6
70.01 - 75.00	$27,861,776	91	10.41	$306,173	6.819	354.16	627	74.1
75.01 - 80.00	$117,097,334	486	43.77	$240,941	6.810	353.45	623	79.7
80.01 - 85.00	$24,865,825	84	9.29	$296,022	7.083	353.14	598	84.2
85.01 - 90.00	$36,838,590	119	13.77	$309,568	7.369	353.95	621	89.6
90.01 - 95.00	$6,959,534	23	2.60	$302,588	8.008	356.13	655	94.6
95.01 - 100.00	$4,223,569	23	1.58	$183,633	8.509	355.75	650	100.0
	$267,541,324	**1,008**	**100.00**	**$265,418**	**6.962**	**352.49**	**621**	**78.3**

Group 3

ARM and Fixed $267,541,324

Detailed Report

Range of Current Gross Coupon

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
4.501 - 5.000	$1,825,053	4	0.68	$456,263	4.953	348.32	525	86.5
5.001 - 5.500	$7,200,532	18	2.69	$400,030	5.300	353.67	679	69.6
5.501 - 6.000	$30,369,434	102	11.35	$297,740	5.891	348.65	654	74.0
6.001 - 6.500	$48,523,179	202	18.14	$240,214	6.319	352.70	633	76.6
6.501 - 7.000	$82,166,041	316	30.71	$260,019	6.816	352.70	619	78.3
7.001 - 7.500	$38,132,906	143	14.25	$266,664	7.293	352.15	624	79.0
7.501 - 8.000	$31,311,446	99	11.70	$316,277	7.813	354.04	600	81.0
8.001 - 8.500	$9,654,373	35	3.61	$275,839	8.300	353.39	598	81.8
8.501 - 9.000	$11,527,161	55	4.31	$209,585	8.796	355.34	578	83.8
9.001 - 9.500	$3,791,130	21	1.42	$180,530	9.242	353.38	590	84.8
9.501 - 10.000	$1,915,433	10	0.72	$191,543	9.762	353.92	587	89.3
10.001 - 10.500	$463,210	1	0.17	$463,210	10.250	356.00	513	80.0
10.501 - 11.000	$661,426	2	0.25	$330,713	10.634	357.00	506	70.0
	$267,541,324	**1,008**	**100.00**	**$265,418**	**6.962**	**352.49**	**621**	**78.3**

Property Type

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
SFR	$205,106,213	787	76.66	$260,618	6.983	352.92	619	78.1
PUD	$45,208,616	157	16.90	$287,953	6.917	352.35	625	79.2
CND	$10,413,841	43	3.89	$242,182	6.828	353.30	636	80.3
2 FAM	$3,860,840	13	1.44	$296,988	6.764	326.15	623	67.8
CNDP	$1,074,651	2	0.40	$537,325	7.300	356.27	745	83.7
TWN	$712,494	2	0.27	$356,247	6.563	356.19	665	73.9
3 FAM	$512,729	2	0.19	$256,364	6.057	355.79	650	71.3
SFRA	$378,000	1	0.14	$378,000	7.440	356.00	736	90.0
4 FAM	$273,941	1	0.10	$273,941	7.375	355.00	721	59.5
	$267,541,324	**1,008**	**100.00**	**$265,418**	**6.962**	**352.49**	**621**	**78.3**

Purpose

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
RCO	$144,556,471	478	54.03	$302,419	6.947	351.50	618	75.4
PUR	$106,147,357	462	39.68	$229,756	6.989	354.27	625	82.2
RNC	$16,837,496	68	6.29	$247,610	6.918	349.73	631	77.8
	$267,541,324	**1,008**	**100.00**	**$265,418**	**6.962**	**352.49**	**621**	**78.3**

Group 3

ARM and Fixed $267,541,324

Detailed Report

Occupancy

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
OO	$263,221,658	990	98.39	$265,880	6.953	352.50	620	78.4
INV	$3,261,455	15	1.22	$217,430	7.517	350.15	702	69.9
2H	$1,058,211	3	0.40	$352,737	7.360	356.03	663	79.2
	$267,541,324	**1,008**	**100.00**	**$265,418**	**6.962**	**352.49**	**621**	**78.3**

Range of Months Remaining to Scheduled Maturity

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1 - 120	$243,894	2	0.09	$121,947	6.320	115.32	656	54.8
121 - 180	$2,322,510	18	0.87	$129,028	6.726	175.17	639	60.2
181 - 300	$1,551,450	10	0.58	$155,145	6.527	235.20	663	73.1
301 - 360	$263,423,469	978	98.46	$269,349	6.967	354.96	621	78.5
	$267,541,324	**1,008**	**100.00**	**$265,418**	**6.962**	**352.49**	**621**	**78.3**

Collateral Grouped by Document Type

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
FULL	$160,783,926	672	60.10	$239,262	6.798	352.22	613	79.1
STATED INCOME	$105,934,462	334	39.60	$317,169	7.207	352.90	634	77.0
NINA	$822,936	2	0.31	$411,468	7.283	352.66	609	82.2
	$267,541,324	**1,008**	**100.00**	**$265,418**	**6.962**	**352.49**	**621**	**78.3**

Collateral Grouped by FICO

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
801 - 820	$2,345,860	5	0.88	$469,172	6.880	355.93	805	77.7
781 - 800	$2,311,439	6	0.86	$385,240	6.040	355.10	789	72.3
761 - 780	$5,377,144	16	2.01	$336,071	6.300	355.72	773	73.6
741 - 760	$3,039,580	9	1.14	$337,731	6.451	349.74	751	80.9
721 - 740	$7,714,419	25	2.88	$308,577	6.740	344.25	729	77.5
701 - 720	$11,335,973	36	4.24	$314,888	6.736	353.36	710	80.4
681 - 700	$15,044,096	64	5.62	$235,064	6.529	352.05	690	77.9
661 - 680	$19,131,995	64	7.15	$298,937	6.887	352.88	670	77.2
641 - 660	$18,789,229	50	7.02	$375,785	6.804	350.82	651	78.3
621 - 640	$35,334,846	151	13.21	$234,006	6.742	349.14	628	79.1
601 - 620	$47,939,770	212	17.92	$226,131	6.953	354.86	610	79.6
581 - 600	$36,470,175	144	13.63	$253,265	7.061	354.11	591	80.4
561 - 580	$20,781,246	73	7.77	$284,675	7.554	352.14	572	77.5

Group 3

ARM and Fixed $267,541,324

Detailed Report

Collateral Grouped by FICO

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
541 - 560	$16,754,447	64	6.26	$261,788	7.062	352.74	552	75.9
521 - 540	$10,821,954	39	4.04	$277,486	7.440	354.43	530	75.4
501 - 520	$8,476,824	26	3.17	$326,032	7.504	352.97	509	73.8
<= 500	$5,872,328	24	2.19	$244,680	7.542	349.86	476	76.8
	$267,541,324	**1,008**	**100.00**	**$265,418**	**6.962**	**352.49**	**621**	**78.3**

Grade

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
PR	$31,952,080	112	11.94	$285,286	7.031	351.94	593	78.2
PP	$197,505,868	772	73.82	$255,837	6.844	352.28	635	79.1
A-	$12,066,782	38	4.51	$317,547	7.518	354.12	573	77.0
B	$15,209,881	51	5.69	$298,233	7.409	353.57	585	75.3
C	$9,020,205	28	3.37	$322,150	7.616	354.52	559	68.6
C-	$996,684	4	0.37	$249,171	8.902	355.40	577	64.7
D	$789,824	3	0.30	$263,275	6.509	353.52	582	78.8
	$267,541,324	**1,008**	**100.00**	**$265,418**	**6.962**	**352.49**	**621**	**78.3**

Collateral Grouped by Prepayment Penalty Months

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0	$37,523,552	127	14.03	$295,461	7.505	354.97	627	81.1
6	$168,000	1	0.06	$168,000	5.990	357.00	618	80.0
12	$14,354,209	38	5.37	$377,742	7.172	355.08	624	78.0
24	$119,536,234	418	44.68	$285,972	6.967	354.79	609	80.2
36	$42,392,236	153	15.85	$277,073	6.849	352.82	633	78.7
48	$613,337	4	0.23	$153,334	6.840	300.11	609	70.3
60	$52,953,755	267	19.79	$198,329	6.603	345.16	636	71.7
	$267,541,324	**1,008**	**100.00**	**$265,418**	**6.962**	**352.49**	**621**	**78.3**

Range of Months to Roll (Excludes 335 Fixed Rate Mortgages)

DESCRIPTION	WA MTR	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0 - 6	1	$311,078	2	0.16	$155,539	6.905	355.00	580	87.9
7 - 12	11	$6,291,473	16	3.24	$393,217	7.259	349.02	536	77.6
13 - 18	17	$60,072,431	247	30.92	$243,208	6.718	353.25	591	80.4
19 - 24	20	$100,810,617	313	51.89	$322,079	7.196	355.97	619	80.0
25 - 31	30	$12,281,460	50	6.32	$245,629	7.255	353.84	603	82.8

Group 3

ARM and Fixed $267,541,324

Detailed Report

Range of Months to Roll										(Excludes 335 Fixed Rate Mortgages)
DESCRIPTION	WA MTR	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV	
32 - 37	32	$12,862,719	40	6.62	$321,568	7.366	356.26	640	81.8	
>= 38	54	$1,660,891	5	0.85	$332,178	6.981	353.96	675	81.3	
		$194,290,669	**673**	**100.00**	**$288,693**	**7.063**	**354.77**	**609**	**80.4**	

Range of Margin									(Excludes 335 Fixed Rate Mortgages)
DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV	
3.001 - 4.000	$605,207	2	0.31	$302,603	6.943	353.59	596	85.9	
4.001 - 5.000	$11,570,623	43	5.96	$269,084	6.173	354.47	623	79.6	
5.001 - 6.000	$94,209,055	307	48.49	$306,870	6.644	354.70	625	80.3	
6.001 - 7.000	$63,303,364	203	32.58	$311,839	7.375	355.03	592	78.8	
7.001 - 8.000	$13,585,032	49	6.99	$277,246	7.729	354.66	581	83.1	
8.001 - 9.000	$9,408,814	58	4.84	$162,221	8.867	354.85	589	86.1	
9.001 - 10.000	$1,608,575	11	0.83	$146,234	9.605	351.94	589	90.1	
6.276	**$194,290,669**	**673**	**100.00**	**$288,693**	**7.063**	**354.77**	**609**	**80.4**	

Range of Maximum Rates									(Excludes 335 Fixed Rate Mortgages)
DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV	
10.501 - 11.000	$1,825,053	4	0.94	$456,263	4.953	348.32	525	86.5	
11.001 - 11.500	$2,328,937	6	1.20	$388,156	5.336	352.73	603	70.0	
11.501 - 12.000	$11,924,344	44	6.14	$271,008	5.981	354.01	606	78.7	
12.001 - 12.500	$21,282,643	96	10.95	$221,694	6.260	354.01	608	80.3	
12.501 - 13.000	$40,765,930	142	20.98	$287,084	6.609	354.69	616	79.1	
13.001 - 13.500	$27,617,167	91	14.21	$303,485	6.893	354.90	616	79.0	
13.501 - 14.000	$37,704,058	114	19.41	$330,737	7.148	355.41	614	80.9	
14.001 - 14.500	$17,241,832	49	8.87	$351,874	7.708	355.31	622	81.4	
14.501 - 15.000	$17,698,996	55	9.11	$321,800	7.984	355.16	592	82.8	
15.001 - 15.500	$3,823,950	18	1.97	$212,442	8.504	354.90	591	82.7	
15.501 - 16.000	$7,970,248	41	4.10	$194,396	8.898	354.92	585	83.8	
16.001 - 16.500	$2,582,733	9	1.33	$286,970	9.212	353.73	594	82.9	
16.501 - 17.000	$1,061,570	3	0.55	$353,857	10.174	356.41	553	81.8	
17.001 - 17.500	$463,210	1	0.24	$463,210	10.250	356.00	513	80.0	
13.499	**$194,290,669**	**673**	**100.00**	**$288,693**	**7.063**	**354.77**	**609**	**80.4**	

Group 3

ARM and Fixed $267,541,324

Detailed Report

Initial Periodic Rate Cap (Excludes 335 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1.500	$6,751,501	22	3.47	$306,886	7.444	355.32	618	78.0
2.000	$30,832,097	81	15.87	$380,643	6.706	355.14	636	79.9
3.000	$156,307,072	569	80.45	$274,705	7.117	354.67	602	80.5
5.000	$400,000	1	0.21	$400,000	7.000	357.00	787	89.9
	$194,290,669	**673**	**100.00**	**$288,693**	**7.063**	**354.77**	**609**	**80.4**

Subsequent Periodic Rate Cap (Excludes 335 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1.000	$117,312,252	477	60.38	$245,938	7.037	354.47	599	81.0
1.500	$8,044,753	25	4.14	$321,790	7.449	355.43	625	78.0
2.000	$68,933,664	171	35.48	$403,121	7.063	355.21	624	79.5
	$194,290,669	**673**	**100.00**	**$288,693**	**7.063**	**354.77**	**609**	**80.4**

Range of Lifetime Rate Floor (Excludes 335 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
4.001 - 5.000	$1,999,453	5	1.03	$399,891	5.023	348.81	534	85.9
5.001 - 6.000	$25,048,374	77	12.89	$325,304	5.817	354.51	630	76.4
6.001 - 7.000	$88,347,369	320	45.47	$276,086	6.656	354.75	614	79.8
7.001 - 8.000	$53,548,097	162	27.56	$330,544	7.565	355.08	605	81.2
8.001 - 9.000	$19,032,060	79	9.80	$240,912	8.565	355.22	585	83.5
9.001 - 10.000	$5,411,632	28	2.79	$193,273	9.417	353.64	589	86.6
> 10.000	$903,685	2	0.47	$451,842	10.396	356.49	511	75.1
	$194,290,669	**673**	**100.00**	**$288,693**	**7.063**	**354.77**	**609**	**80.4**

Next Interest Adjustment Date (Excludes 335 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
01/06	$311,078	2	0.16	$155,539	6.905	355.00	580	87.9
08/06	$1,293,251	3	0.67	$431,084	7.475	356.00	661	78.3
10/06	$945,185	2	0.49	$472,592	8.438	346.00	480	67.8
11/06	$2,436,745	7	1.25	$348,106	7.848	347.16	501	75.8
12/06	$1,616,292	4	0.83	$404,073	5.508	348.00	521	85.6
01/07	$3,382,688	13	1.74	$260,207	6.788	349.16	551	80.4
02/07	$1,849,445	7	0.95	$264,206	6.959	350.25	503	80.4
03/07	$595,000	1	0.31	$595,000	6.625	351.00	622	85.0
04/07	$968,495	4	0.50	$242,124	7.074	352.00	564	79.6

Group 3

ARM and Fixed $267,541,324

Detailed Report

Next Interest Adjustment Date (Excludes 335 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
05/07	$18,040,964	75	9.29	$240,546	6.654	353.01	587	80.9
06/07	$35,235,839	147	18.14	$239,700	6.723	354.00	602	80.1
07/07	$30,682,465	99	15.79	$309,924	6.991	355.00	611	80.1
08/07	$43,301,639	127	22.29	$340,958	7.115	356.02	625	80.0
09/07	$26,038,982	84	13.40	$309,988	7.554	357.00	619	79.7
10/07	$718,699	2	0.37	$359,350	7.746	358.00	605	82.4
11/07	$68,831	1	0.04	$68,831	8.990	348.00	552	85.0
12/07	$147,352	1	0.08	$147,352	8.290	349.00	573	80.0
02/08	$102,576	1	0.05	$102,576	8.750	350.00	516	89.6
03/08	$46,346	1	0.02	$46,346	9.125	351.00	616	95.0
04/08	$740,039	2	0.38	$370,019	9.039	352.00	557	88.4
05/08	$1,791,550	7	0.92	$255,936	6.783	353.00	604	83.0
06/08	$6,850,001	26	3.53	$263,462	6.936	354.00	609	83.3
07/08	$2,603,596	12	1.34	$216,966	7.761	355.00	602	79.4
08/08	$9,526,108	27	4.90	$352,819	7.366	356.00	638	80.3
09/08	$3,336,611	13	1.72	$256,662	7.367	357.00	643	86.2
05/10	$1,260,891	4	0.65	$315,223	6.975	353.00	639	78.5
09/10	$400,000	1	0.21	$400,000	7.000	357.00	787	89.9
	$194,290,669	**673**	**100.00**	**$288,693**	**7.063**	**354.77**	**609**	**80.4**

Group 1, 2 & 3
ARM and Fixed $1,016,644,511
Detailed Report

Summary of Loans in Statistical Calculation Pool
(As of Calculation Date)

		Range
Total Number of Loans	5,352	
Total Outstanding Balance	$1,016,644,511	
Average Loan Balance	$189,956	$41,154 to $848,148
WA Mortgage Rate	7.099%	4.840% to 12.500%
Net WAC	6.590%	4.331% to 11.991%
ARM Characteristics		
WA Gross Margin	6.269%	2.375% to 12.750%
WA Months to First Roll	21	1 to 57
WA First Periodic Cap	2.846%	1.500% to 6.000%
WA Subsequent Periodic Cap	1.384%	1.000% to 2.000%
WA Lifetime Cap	13.641%	10.750% to 18.590%
WA Lifetime Floor	7.136%	3.950% to 11.650%
WA Original Term (months)	357	120 to 360
WA Remaining Term (months)	352	114 to 476
WA LTV	78.57%	15.00% to 100.00%
Percentage of Pool with CLTV > 100%	0.00%	
WA Effective LTV (Post MI)	78.56%	
WA FICO	619	
WA DTI%	40.93%	
Secured by (% of pool) 1st Liens	100.00%	
2nd Liens	0.00%	
Prepayment Penalty at Loan Orig (% of all loans)	79.50%	

Top 5 States:		Top 5 Prop:		Doc Types:		Purpose Codes		Occ Codes		Grades		Orig PP Term	
CA	28.18%	SFR	77.91%	FULL	62.76%	RCO	59.37%	OO	97.62%	PP	74.78%	0	20.50%
FL	9.37%	PUD	13.08%	STATED	37.16%	PUR	30.90%	INV	1.96%	PR	10.89%	6	0.27%
MD	5.15%	CND	4.80%	NINA	0.08%	RNC	9.74%	2H	0.42%	A-	3.90%	12	4.56%
VA	4.72%	2 FAM	2.45%							B	6.04%	24	45.18%
AZ	4.72%	3 FAM	0.65%							C	3.69%	36	24.23%
										C-	0.35%	48	0.06%
										D	0.36%	60	5.21%



Group 1, 2 & 3

ARM and Fixed $1,016,644,511

Detailed Report

Program

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
30Y LIB6M	$961,536	7	0.09	$137,362	6.701	354.97	612	81.9
1/29 LIB6M	$9,167,275	40	0.90	$229,182	7.290	355.41	614	80.5
2/28 LIB6M	$389,793,234	2,060	38.34	$189,220	7.387	355.02	598	78.8
2/28 LIB6M - IO - 120	$6,777,905	31	0.67	$218,642	6.813	356.78	662	82.9
2/28 LIB6M - IO - 24	$29,047,624	106	2.86	$274,034	6.817	354.36	624	81.9
2/28 LIB6M - IO - 60	$209,184,592	910	20.58	$229,873	6.700	355.16	629	79.9
3/27 LIB6M	$62,007,036	358	6.10	$173,204	7.389	354.53	608	80.5
3/27 LIB6M - IO - 120	$332,500	2	0.03	$166,250	7.663	354.90	720	91.0
3/27 LIB6M - IO - 36	$4,445,953	20	0.44	$222,298	7.241	354.34	617	82.8
3/27 LIB6M - IO - 60	$41,396,423	198	4.07	$209,073	7.141	355.52	629	81.5
5/25 LIB6M	$1,357,282	8	0.13	$169,660	6.703	355.35	664	79.0
5/25 LIB6M - IO - 120	$599,199	2	0.06	$299,600	6.834	355.67	762	85.0
5/25 LIB6M - IO - 60	$2,666,690	10	0.26	$266,669	6.773	353.44	622	75.4
10Yr Fixed	$515,141	5	0.05	$103,028	6.656	115.88	648	60.8
15Yr Fixed	$7,018,457	56	0.69	$125,330	6.927	175.77	634	68.1
20Yr Fixed	$5,339,852	39	0.53	$136,919	6.792	235.97	659	78.0
25Yr Fixed	$448,541	3	0.04	$149,514	6.951	296.33	652	75.2
30Yr Fixed	$220,882,964	1,383	21.73	$159,713	6.962	355.94	641	75.6
15Yr Fixed - IO - 60	$155,200	1	0.02	$155,200	6.820	176.00	635	80.0
20Yr Fixed - IO - 60	$202,000	1	0.02	$202,000	7.500	235.00	576	78.0
30Yr Fixed - IO - 120	$1,768,027	6	0.17	$294,671	6.838	355.39	645	73.5
30Yr Fixed - IO - 60	$15,879,475	67	1.56	$237,007	6.943	355.47	646	75.4
30/15 Fixed Balloon	$4,988,382	35	0.49	$142,525	7.017	176.46	639	77.9
40/30 Fixed Balloon	$1,709,224	4	0.17	$427,306	5.886	354.00	716	78.3
	$1,016,644,511	**5,352**	**100.00**	**$189,956**	**7.099**	**352.30**	**619**	**78.6**

Original Term

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
ARM 360	$757,737,249	3,752	74.53	$201,956	7.151	355.03	611	79.6
FIXED 120	$515,141	5	0.05	$103,028	6.656	115.88	648	60.8
FIXED 180	$12,162,038	92	1.20	$132,196	6.962	176.06	636	72.3
FIXED 240	$5,541,852	40	0.55	$138,546	6.817	235.94	656	78.0
FIXED 300	$448,541	3	0.04	$149,514	6.951	296.33	652	75.2
FIXED 360	$240,239,690	1,460	23.63	$164,548	6.952	355.89	642	75.6
	$1,016,644,511	**5,352**	**100.00**	**$189,956**	**7.099**	**352.30**	**619**	**78.6**

Range of Current Balance

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV

Group 1, 2 & 3

ARM and Fixed $1,016,644,511

Detailed Report

Range of Current Balance

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$25,000.01 - $50,000.00	$1,220,089	25	0.12	$48,804	8.637	317.05	596	62.8
$50,000.01 - $75,000.00	$18,149,053	279	1.79	$65,050	7.822	346.36	611	75.3
$75,000.01 - $100,000.00	$50,839,720	571	5.00	$89,036	7.458	346.47	617	78.4
$100,000.01 - $150,000.00	$179,962,901	1,438	17.70	$125,148	7.225	350.65	618	78.7
$150,000.01 - $200,000.00	$185,820,792	1,066	18.28	$174,316	7.080	351.11	616	78.4
$200,000.01 - $250,000.00	$163,811,419	730	16.11	$224,399	7.022	353.00	617	78.4
$250,000.01 - $300,000.00	$153,739,668	562	15.12	$273,558	6.995	353.85	616	78.6
$300,000.01 - $350,000.00	$90,356,984	278	8.89	$325,025	6.961	354.41	626	79.2
$350,000.01 - $400,000.00	$71,626,712	191	7.05	$375,009	7.076	354.27	624	79.7
$400,000.01 - $450,000.00	$40,783,775	96	4.01	$424,831	7.082	355.39	635	79.8
$450,000.01 - $500,000.00	$32,851,662	69	3.23	$476,111	7.079	354.98	617	78.0
$500,000.01 - $550,000.00	$11,427,290	22	1.12	$519,422	7.007	354.87	629	77.9
$550,000.01 - $600,000.00	$6,384,436	11	0.63	$580,403	6.577	353.77	616	77.0
$600,000.01 - $650,000.00	$4,444,454	7	0.44	$634,922	6.628	355.30	626	71.7
$650,000.01 - $700,000.00	$1,353,304	2	0.13	$676,652	7.634	355.01	740	85.0
$700,000.01 - $750,000.00	$2,227,234	3	0.22	$742,411	6.208	353.34	597	70.9
$750,000.01 - $800,000.00	$796,869	1	0.08	$796,869	6.130	356.00	802	66.9
$800,000.01 - $850,000.00	$848,148	1	0.08	$848,148	7.640	357.00	664	76.2
	$1,016,644,511	**5,352**	**100.00**	**$189,956**	**7.099**	**352.30**	**619**	**78.6**

State

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
Alabama	$3,903,242	34	0.38	$114,801	7.686	350.64	612	83.1
Arizona	$48,002,333	269	4.72	$178,447	6.978	353.49	632	80.0
Arkansas	$1,298,864	12	0.13	$108,239	7.755	354.98	600	79.3
California	$286,469,866	1,016	28.18	$281,959	6.899	354.26	616	75.2
Colorado	$12,512,243	75	1.23	$166,830	6.713	348.43	624	80.3
Connecticut	$11,410,647	64	1.12	$178,291	7.225	355.16	609	73.9
Delaware	$3,444,250	20	0.34	$172,212	6.874	350.20	621	81.7
District of Columbia	$989,110	4	0.10	$247,277	7.958	355.75	648	71.8
Florida	$95,289,034	535	9.37	$178,110	7.281	351.71	621	79.1
Georgia	$24,269,005	182	2.39	$133,346	7.286	347.90	609	81.8
Hawaii	$1,800,468	7	0.18	$257,210	7.006	355.78	636	75.2
Idaho	$2,231,805	19	0.22	$117,463	7.318	354.90	603	78.1
Illinois	$46,673,263	240	4.59	$194,472	7.070	355.18	629	80.6
Indiana	$11,422,038	103	1.12	$110,894	7.378	350.19	624	83.0
Iowa	$2,909,430	28	0.29	$103,908	7.598	354.30	652	83.0
Kansas	$4,045,837	31	0.40	$130,511	7.618	351.01	628	86.5
Kentucky	$6,039,905	48	0.59	$125,831	7.097	345.47	621	79.9
Louisiana	$963,397	8	0.09	$120,425	7.306	353.58	616	81.2
Maine	$2,304,155	15	0.23	$153,610	7.353	354.22	610	80.5

Group 1, 2 & 3

ARM and Fixed $1,016,644,511

Detailed Report

State

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
Maryland	$52,380,113	243	5.15	$215,556	7.136	353.40	609	78.6
Massachusetts	$13,438,063	59	1.32	$227,764	6.855	353.73	626	78.2
Michigan	$31,651,512	233	3.11	$135,843	7.663	354.47	604	81.9
Minnesota	$18,156,450	97	1.79	$187,180	7.007	345.43	627	81.5
Mississippi	$1,038,149	7	0.10	$148,307	7.424	326.71	565	83.2
Missouri	$14,694,430	120	1.45	$122,454	7.448	345.45	626	83.2
Montana	$707,284	6	0.07	$117,881	6.870	354.35	627	81.7
Nebraska	$688,830	5	0.07	$137,766	6.876	355.57	654	84.8
Nevada	$32,148,799	150	3.16	$214,325	7.155	354.49	617	79.1
New Hampshire	$3,548,273	19	0.35	$186,751	7.074	346.03	601	79.3
New Jersey	$29,187,032	134	2.87	$217,814	7.340	352.82	609	78.1
New Mexico	$2,517,566	15	0.25	$167,838	7.528	352.11	612	76.3
New York	$37,355,474	134	3.67	$278,772	6.831	353.30	636	74.6
North Carolina	$21,536,240	175	2.12	$123,064	7.342	349.88	622	83.0
North Dakota	$75,824	1	0.01	$75,824	7.340	357.00	632	80.0
Ohio	$27,405,026	209	2.70	$131,125	7.021	347.44	621	82.7
Oklahoma	$2,329,591	20	0.23	$116,480	7.353	354.76	615	81.3
Oregon	$10,477,497	61	1.03	$171,762	6.759	349.22	631	81.7
Pennsylvania	$23,025,582	167	2.26	$137,878	7.248	343.82	620	80.6
Rhode Island	$6,920,427	33	0.68	$209,710	7.171	348.59	623	74.7
South Carolina	$9,551,761	77	0.94	$124,049	7.391	348.39	617	81.7
South Dakota	$365,536	3	0.04	$121,845	6.229	327.48	662	75.9
Tennessee	$14,384,149	112	1.41	$128,430	7.302	350.64	632	81.9
Texas	$9,587,329	82	0.94	$116,919	7.308	351.83	623	80.2
Utah	$3,499,465	23	0.34	$152,151	7.175	354.48	638	82.0
Vermont	$281,104	2	0.03	$140,552	7.836	355.64	610	86.0
Virginia	$48,002,726	238	4.72	$201,692	7.177	352.57	614	79.2
Washington	$20,909,252	110	2.06	$190,084	6.858	353.11	619	81.1
West Virginia	$2,736,246	21	0.27	$130,297	8.073	354.03	613	77.7
Wisconsin	$10,908,471	77	1.07	$141,668	7.347	347.16	627	81.1
Wyoming	$1,157,418	9	0.11	$128,602	6.531	354.32	634	79.1
	$1,016,644,511	**5,352**	**100.00**	**$189,956**	**7.099**	**352.30**	**619**	**78.6**

Loan-to-Value Ratios

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
<= 50.00	$29,351,395	181	2.89	$162,162	7.121	345.96	609	43.0
50.01 - 55.00	$14,306,208	81	1.41	$176,620	7.124	352.16	609	52.9
55.01 - 60.00	$24,681,124	129	2.43	$191,327	6.989	346.13	602	57.8
60.01 - 65.00	$46,345,053	223	4.56	$207,825	6.994	350.39	593	63.0
65.01 - 70.00	$66,116,271	320	6.50	$206,613	7.011	351.21	607	68.6
70.01 - 75.00	$84,677,917	413	8.33	$205,031	7.152	353.41	604	74.0

Group 1, 2 & 3

ARM and Fixed $1,016,644,511

Detailed Report

Loan-to-Value Ratios

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
75.01 - 80.00	$438,015,970	2,447	43.08	$179,001	6.865	353.34	630	79.7
80.01 - 85.00	$114,275,075	561	11.24	$203,699	7.278	351.46	604	84.3
85.01 - 90.00	$148,389,986	730	14.60	$203,274	7.440	352.38	617	89.5
90.01 - 95.00	$30,668,924	148	3.02	$207,222	7.893	352.51	638	94.5
95.01 - 100.00	$19,816,587	119	1.95	$166,526	7.859	353.72	660	99.8
	$1,016,644,511	**5,352**	**100.00**	**$189,956**	**7.099**	**352.30**	**619**	**78.6**

Range of Current Gross Coupon

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
4.501 - 5.000	$2,415,513	7	0.24	$345,073	4.956	350.12	556	79.4
5.001 - 5.500	$13,674,194	48	1.35	$284,879	5.329	354.22	667	71.8
5.501 - 6.000	$93,063,234	408	9.15	$228,096	5.876	350.99	648	74.1
6.001 - 6.500	$171,833,558	867	16.90	$198,193	6.329	351.99	637	76.2
6.501 - 7.000	$303,368,606	1,585	29.84	$191,400	6.806	351.86	628	78.7
7.001 - 7.500	$165,577,076	891	16.29	$185,833	7.286	352.33	622	80.4
7.501 - 8.000	$127,040,460	684	12.50	$185,732	7.808	353.34	599	81.2
8.001 - 8.500	$54,070,142	320	5.32	$168,969	8.284	353.11	587	80.3
8.501 - 9.000	$47,098,421	289	4.63	$162,970	8.791	354.50	567	81.4
9.001 - 9.500	$18,773,143	117	1.85	$160,454	9.257	353.53	560	81.0
9.501 - 10.000	$13,243,521	88	1.30	$150,495	9.790	353.66	545	78.6
10.001 - 10.500	$2,026,866	15	0.20	$135,124	10.279	350.86	514	74.8
10.501 - 11.000	$3,186,354	23	0.31	$138,537	10.717	352.21	534	71.1
11.001 - 11.500	$516,607	4	0.05	$129,152	11.399	293.44	554	65.0
11.501 - 12.000	$628,306	5	0.06	$125,661	11.634	340.84	548	59.2
12.001 - 12.500	$128,490	1	0.01	$128,490	12.500	351.00	574	80.0
	$1,016,644,511	**5,352**	**100.00**	**$189,956**	**7.099**	**352.30**	**619**	**78.6**

Property Type

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
SFR	$792,059,639	4,294	77.91	$184,457	7.098	351.93	618	78.6
PUD	$132,972,729	614	13.08	$216,568	7.114	353.68	617	79.2
CND	$48,763,729	266	4.80	$183,322	7.081	354.25	631	79.8
2 FAM	$24,953,040	111	2.45	$224,802	7.039	350.41	633	73.7
3 FAM	$6,591,685	26	0.65	$253,526	6.957	355.61	623	74.1
4 FAM	$5,049,939	15	0.50	$336,663	7.423	355.41	641	71.3
CNDP	$2,762,774	9	0.27	$306,975	7.495	355.39	658	80.0
SFRA	$2,663,282	14	0.26	$190,234	7.099	356.09	635	75.8
TWN	$827,694	3	0.08	$275,898	6.728	356.30	655	74.8

Group 1, 2 & 3

ARM and Fixed $1,016,644,511

Detailed Report

Property Type

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
	$1,016,644,511	**5,352**	**100.00**	**$189,956**	**7.099**	**352.30**	**619**	**78.6**

Purpose

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
RCO	$603,569,340	2,995	59.37	$201,526	7.154	351.53	609	76.5
PUR	$314,092,434	1,762	30.90	$178,259	6.998	354.49	638	82.1
RNC	$98,982,737	595	9.74	$166,358	7.085	350.05	619	80.1
	$1,016,644,511	**5,352**	**100.00**	**$189,956**	**7.099**	**352.30**	**619**	**78.6**

Occupancy

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
OO	$992,409,662	5,203	97.62	$190,738	7.091	352.36	618	78.6
INV	$19,956,531	124	1.96	$160,940	7.401	349.67	666	76.6
2H	$4,278,318	25	0.42	$171,133	7.623	350.32	637	82.4
	$1,016,644,511	**5,352**	**100.00**	**$189,956**	**7.099**	**352.30**	**619**	**78.6**

Range of Months Remaining to Scheduled Maturity

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1 - 120	$515,141	5	0.05	$103,028	6.656	115.88	648	60.8
121 - 180	$12,162,038	92	1.20	$132,196	6.962	176.06	636	72.3
181 - 300	$6,091,109	44	0.60	$138,434	6.833	241.21	658	77.8
301 - 360	$997,719,500	5,210	98.14	$191,501	7.103	355.23	619	78.7
> 360	$156,722	1	0.02	$156,722	6.500	476.00	672	62.8
	$1,016,644,511	**5,352**	**100.00**	**$189,956**	**7.099**	**352.30**	**619**	**78.6**

Collateral Grouped by Document Type

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
FULL	$638,005,460	3,623	62.76	$176,099	6.966	351.75	613	79.2
STATED INCOME	$377,816,115	1,727	37.16	$218,770	7.324	353.22	630	77.5
NINA	$822,936	2	0.08	$411,468	7.283	352.66	609	82.2
	$1,016,644,511	**5,352**	**100.00**	**$189,956**	**7.099**	**352.30**	**619**	**78.6**

Group 1, 2 & 3

ARM and Fixed $1,016,644,511

Detailed Report

Collateral Grouped by FICO

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
801 - 820	$2,574,104	7	0.25	$367,729	6.843	353.20	805	77.7
781 - 800	$5,393,646	20	0.53	$269,682	6.273	353.00	788	75.9
761 - 780	$10,575,406	46	1.04	$229,900	6.455	352.98	772	78.0
741 - 760	$14,204,442	80	1.40	$177,556	6.542	351.31	751	80.2
721 - 740	$23,306,506	114	2.29	$204,443	6.767	350.05	729	79.9
701 - 720	$32,819,052	154	3.23	$213,111	6.661	352.21	710	78.7
681 - 700	$45,796,180	233	4.50	$196,550	6.672	352.87	690	80.2
661 - 680	$81,355,651	411	8.00	$197,946	6.798	350.29	670	79.1
641 - 660	$110,383,012	589	10.86	$187,407	6.852	351.68	650	79.4
621 - 640	$159,890,444	868	15.73	$184,206	6.858	350.98	630	80.4
601 - 620	$165,435,824	897	16.27	$184,432	7.006	352.84	610	79.6
581 - 600	$137,027,715	758	13.48	$180,775	7.214	353.44	591	78.8
561 - 580	$79,034,910	391	7.77	$202,135	7.441	352.89	572	75.8
541 - 560	$52,641,332	277	5.18	$190,041	7.570	353.87	551	75.6
521 - 540	$44,900,469	236	4.42	$190,256	8.035	353.77	531	74.8
501 - 520	$33,649,484	167	3.31	$201,494	8.388	354.21	510	73.3
<= 500	$17,656,335	104	1.74	$169,772	7.917	350.36	478	77.7
	$1,016,644,511	**5,352**	**100.00**	**$189,956**	**7.099**	**352.30**	**619**	**78.6**

Grade

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
PR	$110,706,854	540	10.89	$205,013	7.285	351.55	593	78.3
PP	$760,209,069	4,069	74.78	$186,829	6.948	352.24	632	79.5
A-	$39,626,855	193	3.90	$205,320	7.586	352.41	573	76.8
B	$61,385,924	317	6.04	$193,646	7.654	352.75	579	74.8
C	$37,533,935	194	3.69	$193,474	7.955	354.50	566	70.8
C-	$3,565,711	19	0.35	$187,669	9.134	354.17	549	63.5
D	$3,616,163	20	0.36	$180,808	7.507	354.36	594	72.4
	$1,016,644,511	**5,352**	**100.00**	**$189,956**	**7.099**	**352.30**	**619**	**78.6**

Collateral Grouped by Prepayment Penalty Months

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0	$208,381,494	1,150	20.50	$181,201	7.419	353.04	621	79.8
6	$2,713,631	13	0.27	$208,741	7.006	344.67	640	82.5
12	$46,332,624	190	4.56	$243,856	7.175	353.94	626	77.6
24	$459,346,068	2,261	45.18	$203,161	7.079	354.86	610	79.2
36	$246,303,600	1,467	24.23	$167,896	6.961	348.34	630	78.0
48	$613,337	4	0.06	$153,334	6.840	300.11	609	70.3

Group 1, 2 & 3

ARM and Fixed $1,016,644,511

Detailed Report

Collateral Grouped by Prepayment Penalty Months

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
60	$52,953,755	267	5.21	$198,329	6.603	345.16	636	71.7
	$1,016,644,511	**5,352**	**100.00**	**$189,956**	**7.099**	**352.30**	**619**	**78.6**

Range of Months to Roll (Excludes 1600 Fixed Rate Mortgages)

DESCRIPTION	WA MTR	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0 - 6	4	$2,868,855	16	0.38	$179,303	6.789	352.42	589	84.5
7 - 12	10	$18,774,199	88	2.48	$213,343	7.633	350.63	560	78.7
13 - 18	17	$192,472,836	1,009	25.40	$190,756	6.954	353.22	602	80.6
19 - 24	20	$432,439,099	2,054	57.07	$210,535	7.194	356.06	616	78.9
25 - 31	30	$57,025,265	333	7.53	$171,247	7.237	353.85	606	81.5
32 - 37	32	$49,533,823	232	6.54	$213,508	7.313	356.39	633	80.4
>= 38	54	$4,623,171	20	0.61	$231,159	6.761	354.29	653	77.7
		$757,737,249	**3,752**	**100.00**	**$201,956**	**7.151**	**355.03**	**611**	**79.6**

Range of Margin (Excludes 1600 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
2.001 - 3.000	$843,077	4	0.11	$210,769	6.643	353.50	621	82.7
3.001 - 4.000	$2,507,728	12	0.33	$208,977	6.594	354.27	627	81.3
4.001 - 5.000	$50,853,887	251	6.71	$202,605	6.245	355.08	632	78.4
5.001 - 6.000	$328,627,842	1,494	43.37	$219,965	6.734	355.16	626	79.5
6.001 - 7.000	$280,688,849	1,425	37.04	$196,975	7.450	355.19	600	78.8
7.001 - 8.000	$67,359,331	383	8.89	$175,873	7.899	354.42	585	82.5
8.001 - 9.000	$22,107,995	144	2.92	$153,528	8.866	354.00	580	84.4
9.001 - 10.000	$4,347,559	35	0.57	$124,216	9.703	351.51	562	83.1
10.001 - 11.000	$282,149	3	0.04	$94,050	10.564	343.66	513	76.9
12.001 - 13.000	$118,832	1	0.02	$118,832	9.750	357.00	504	70.0
6.269	**$757,737,249**	**3,752**	**100.00**	**$201,956**	**7.151**	**355.03**	**611**	**79.6**

Group 1, 2 & 3

ARM and Fixed $1,016,644,511

Detailed Report

Range of Maximum Rates (Excludes 1600 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
10.501 - 11.000	$1,985,546	5	0.26	$397,109	5.017	348.94	532	85.2
11.001 - 11.500	$9,862,997	42	1.30	$234,833	5.823	355.00	636	76.4
11.501 - 12.000	$38,015,203	182	5.02	$208,875	5.941	354.90	623	77.4
12.001 - 12.500	$76,361,673	396	10.08	$192,833	6.294	354.60	620	79.1
12.501 - 13.000	$145,112,650	693	19.15	$209,398	6.579	354.83	620	77.7
13.001 - 13.500	$101,204,459	486	13.36	$208,240	6.852	355.13	624	78.7
13.501 - 14.000	$148,938,620	721	19.66	$206,572	7.128	355.34	622	81.0
14.001 - 14.500	$82,161,946	395	10.84	$208,005	7.515	355.44	616	81.1
14.501 - 15.000	$65,082,608	330	8.59	$197,220	8.004	355.16	590	82.0
15.001 - 15.500	$33,210,765	188	4.38	$176,653	8.403	355.14	577	80.8
15.501 - 16.000	$31,777,419	181	4.19	$175,566	8.939	354.96	562	81.2
16.001 - 16.500	$12,211,393	64	1.61	$190,803	9.293	354.09	562	80.7
16.501 - 17.000	$8,665,296	50	1.14	$173,306	9.924	355.10	535	74.4
17.001 - 17.500	$1,670,929	10	0.22	$167,093	10.339	352.58	506	74.4
17.501 - 18.000	$1,228,721	8	0.16	$153,590	10.935	353.60	541	68.7
18.501 - 19.000	$247,023	1	0.03	$247,023	11.590	354.00	515	75.0
13.641	**$757,737,249**	**3,752**	**100.00**	**$201,956**	**7.151**	**355.03**	**611**	**79.6**

Initial Periodic Rate Cap (Excludes 1600 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1.500	$27,997,976	144	3.69	$194,430	7.498	354.94	617	78.7
2.000	$76,028,926	279	10.03	$272,505	6.739	355.42	640	79.1
3.000	$653,111,147	3,327	86.19	$196,306	7.184	354.99	608	79.7
5.000	$400,000	1	0.05	$400,000	7.000	357.00	787	89.9
6.000	$199,199	1	0.03	$199,199	6.500	353.00	711	75.2
	$757,737,249	**3,752**	**100.00**	**$201,956**	**7.151**	**355.03**	**611**	**79.6**

Subsequent Periodic Rate Cap (Excludes 1600 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1.000	$447,736,487	2,380	59.09	$188,125	7.050	354.88	610	80.4
1.500	$38,123,940	190	5.03	$200,652	7.459	354.94	614	79.4
2.000	$271,876,821	1,182	35.88	$230,014	7.273	355.29	613	78.4
	$757,737,249	**3,752**	**100.00**	**$201,956**	**7.151**	**355.03**	**611**	**79.6**

Group 1, 2 & 3

ARM and Fixed $1,016,644,511

Detailed Report

Range of Lifetime Rate Floor (Excludes 1600 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
3.001 - 4.000	$84,594	1	0.01	$84,594	7.090	357.00	731	80.0
4.001 - 5.000	$2,589,913	8	0.34	$323,739	5.009	350.38	561	79.5
5.001 - 6.000	$84,407,534	361	11.14	$233,816	5.830	354.97	638	75.4
6.001 - 7.000	$334,681,055	1,653	44.17	$202,469	6.651	355.10	625	79.2
7.001 - 8.000	$217,722,564	1,064	28.73	$204,626	7.535	355.14	606	81.4
8.001 - 9.000	$84,541,413	465	11.16	$181,809	8.526	355.02	572	81.3
9.001 - 10.000	$28,798,154	169	3.80	$170,403	9.482	354.35	551	79.5
> 10.000	$4,912,021	31	0.65	$158,452	10.635	353.33	523	70.6
	$757,737,249	**3,752**	**100.00**	**$201,956**	**7.151**	**355.03**	**611**	**79.6**

Next Interest Adjustment Date (Excludes 1600 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
01/06	$909,353	6	0.12	$151,559	6.841	348.92	583	81.7
02/06	$166,085	1	0.02	$166,085	8.415	356.00	573	90.0
05/06	$250,183	1	0.03	$250,183	5.900	353.00	586	90.0
06/06	$1,543,234	8	0.20	$192,904	6.727	354.00	595	84.7
07/06	$2,190,457	13	0.29	$168,497	7.136	353.70	600	77.6
08/06	$5,872,411	23	0.77	$255,322	7.656	355.47	615	79.8
09/06	$150,872	1	0.02	$150,872	8.590	346.00	536	80.0
10/06	$1,519,917	5	0.20	$303,983	7.814	346.07	508	68.8
11/06	$4,637,889	22	0.61	$210,813	7.861	347.18	535	80.4
12/06	$7,036,623	43	0.93	$163,642	7.698	348.14	520	79.1
01/07	$11,039,575	69	1.46	$159,994	7.820	349.30	544	81.8
02/07	$8,083,065	49	1.07	$164,961	7.588	350.41	549	81.0
03/07	$3,370,165	18	0.44	$187,231	7.579	351.00	599	81.2
04/07	$3,480,421	20	0.46	$174,021	7.553	352.00	552	80.4
05/07	$40,601,347	206	5.36	$197,094	6.697	353.07	601	80.1
06/07	$123,392,010	629	16.28	$196,172	6.863	354.00	614	80.7
07/07	$103,154,789	454	13.61	$227,213	7.047	355.00	613	79.5
08/07	$200,709,151	963	26.49	$208,421	7.225	356.05	614	78.9
09/07	$125,544,929	617	16.57	$203,476	7.246	357.01	622	78.2
10/07	$1,698,625	9	0.22	$188,736	7.992	357.24	586	82.3
11/07	$661,941	6	0.09	$110,324	7.780	348.00	551	75.2
12/07	$2,416,857	16	0.32	$151,054	7.793	348.78	538	81.3
01/08	$1,496,622	10	0.20	$149,662	8.302	349.24	533	82.9
02/08	$702,160	7	0.09	$100,309	7.489	350.39	570	76.9
03/08	$350,890	3	0.05	$116,963	8.017	351.00	624	95.0
04/08	$1,241,517	7	0.16	$177,360	8.744	352.00	558	86.5
05/08	$3,329,686	16	0.44	$208,105	6.750	353.00	606	82.8
06/08	$30,547,846	170	4.03	$179,693	6.952	354.00	612	81.3
07/08	$17,725,621	109	2.34	$162,620	7.534	355.01	612	81.1



Group 1, 2 & 3

ARM and Fixed $1,016,644,511

Detailed Report

Next Interest Adjustment Date								(Excludes 1600 Fixed Rate Mortgages)
DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
08/08	$31,844,141	147	4.20	$216,627	7.297	356.03	636	79.8
09/08	$16,469,993	80	2.17	$205,875	7.347	357.00	628	81.4
10/08	$975,702	4	0.13	$243,925	7.621	358.00	604	83.6
01/10	$75,668	1	0.01	$75,668	9.720	349.00	557	80.0
05/10	$2,778,877	11	0.37	$252,625	6.822	353.00	631	76.3
08/10	$807,229	4	0.11	$201,807	6.411	356.00	672	78.8
09/10	$961,397	4	0.13	$240,349	6.645	357.00	707	80.6
	$757,737,249	**3,752**	**100.00**	**$201,956**	**7.151**	**355.03**	**611**	**79.6**